INTERCREDITOR AGREEMENT
dated as of
November 30, 2006
By and Among
SATÉLITES MEXICANOS, S.A. DE C.V.
as the Company
HSBC BANK USA, National Association
as the First Priority Collateral Trustee
and as the First Priority Indenture Trustee
AND
WELLS FARGO BANK, National Association
as the Second Priority Collateral Trustee
and as the Second Priority Indenture Trustee

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Table of Contents
(continued)

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INTERCREDITOR AGREEMENT
This INTERCREDITOR AGREEMENT (“AGREEMENT”), is dated as of November 30, 2006, and entered into by and among SATÉLITES MEXICANOS, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the “COMPANY”), HSBC BANK USA, National Association, a national banking association duly incorporated and existing under the laws of the United States) (“HSBC”), in its capacity as Collateral Trustee for the First Priority Obligations (as defined below), including its successors and assigns in such capacity from time to time (the “FIRST PRIORITY COLLATERAL TRUSTEE”), WELLS FARGO BANK, National Association, a national banking association duly incorporated and existing under the laws of the United States (“WELLS FARGO”), in its capacity as Collateral Trustee for the Second Priority Obligations (as defined below), including its successors and assigns in such capacity from time to time (the “SECOND PRIORITY COLLATERAL TRUSTEE”), HSBC, in its capacity as First Priority Indenture Trustee under the First Priority Indenture (defined below), including its successors and assigns in such capacity from time to time (the “FIRST PRIORITY INDENTURE TRUSTEE”), and WELLS FARGO, in its capacity as Second Priority Indenture Trustee under the Second Priority Indenture (defined below), including its successors and assigns in such capacity from time to time (the “SECOND PRIORITY INDENTURE TRUSTEE”). Capitalized terms used in this Agreement have the meanings assigned to them in the Recitals and Section 1 below, and if not defined herein, shall have the meanings assigned to them in the First Priority Indenture (defined below).
RECITALS
The Company, each of the First Priority Guarantors (defined below) as of the date hereof and the First Priority Indenture Trustee have entered into that Indenture dated as of the date hereof providing for the terms and conditions of issuance and repayment and other obligations of the Company with respect to those certain $238,236,500 First Priority Senior Secured Notes due 2011 (the “FIRST PRIORITY SECURITIES”), as amended, restated, supplemented, modified, replaced or refinanced from time to time in accordance with the terms thereof (the “FIRST PRIORITY INDENTURE”);
The Company, each of the Second Priority Guarantors (defined below) as of the date hereof and the Second Priority Indenture Trustee have entered into that Indenture dated as of the date hereof providing for the terms and conditions of issuance and repayment and other obligations of the Company with respect to those certain $140,000,000 Second Priority Senior Secured Notes due 2013 (the “SECOND PRIORITY SECURITIES”) as amended, restated, supplemented, modified, replaced or refinanced from time to time in accordance with the terms hereof (the “SECOND PRIORITY INDENTURE”);
Pursuant to (i) the First Priority Indenture and the other First Priority Documents, each of the Restricted Subsidiaries has guarantied the First Priority Obligations, and the Company has agreed to cause certain other current and future Subsidiaries to guaranty the First Priority Obligations (collectively, such guarantors are the “FIRST PRIORITY GUARANTORS” and such guaranties are the “FIRST PRIORITY GUARANTIES”), and (ii) the Second Priority Indenture and the other Second Priority Documents, each of the Restricted Subsidiaries has guarantied the Second Priority Obligations, and the Company has agreed to cause certain other current and future Subsidiaries to guaranty the Second Priority Obligations (collectively, such guarantors are the “SECOND PRIORITY GUARANTORS” and such guaranties are the “SECOND PRIORITY GUARANTIES”);
The First Priority Obligations and the obligations of the First Priority Guarantors are secured on a first priority basis by liens on substantially all the assets of the Company and the First Priority Guarantors, respectively, pursuant to the terms of the First Priority Documents;
The Second Priority Obligations and the obligations of the Second Priority Guarantors are secured on a second priority basis by liens on substantially all the assets of the Company and the Second Priority Guarantors, respectively, pursuant to the terms of the Second Priority Documents; and
It is a condition to the closing of the transactions contemplated by the First Priority Indenture and the Second Priority Indenture, that each of the First Priority Indenture Trustee and the First Priority Collateral Trustee, each on behalf of itself and the other First Priority Claimholders, and each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, agree to the intercreditor and other provisions set forth in this Agreement.
AGREEMENT
In consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, each of the First Priority Indenture Trustee and the First Priority Collateral Trustee, each on behalf of itself and the other First Priority Claimholders, and the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, and the other parties hereto, intending to be legally bound, hereby agree as follows:
SECTION 1 Definitions.
     1.1 Defined Terms. As used in the Agreement, the following terms shall have the following meanings:
“ADEQUATE PROTECTION” has the meaning assigned to that term in Section 6.3 hereof.
“AFFILIATE” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote ten percent (10%) or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.
“AGREEMENT” means this Intercreditor Agreement, as amended, restated, renewed, extended, supplemented or otherwise modified from time to time.
“ASSET SALE” has the meaning assigned to that term in the First Priority Indenture.
“AVERAGE LIFE” has the meaning assigned to that term in the First Priority Indenture.

“BANKRUPTCY CODE” means Title 11 of the United States Code as now and hereafter in effect, or any successor statute.
“BANKRUPTCY LAW” means the Bankruptcy Code, the Concurso Law of Mexico (Ley de Concursos Mercantiles), or any similar federal, state or foreign law for the relief of debtors, as such laws may be amended from time to time.
“BUSINESS DAY” means (i) any day (other than a Saturday or Sunday) on which DTC (as defined in the First Priority Indenture), Euroclear (as defined in the First Priority Indenture) and Cedel Bank (as defined in the First Priority Indenture) and banks in New York and the Corporate Trust Offices are open for business and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, First Priority Securities, any day which is a Business Day described in clause (i) and which is also a day for trading by and between banks in U.S. dollar deposits in the interbank eurodollar market.
“COLLATERAL” means the First Priority Collateral and the Second Priority Collateral.
“COLLATERAL TRUSTEE” means either the First Priority Collateral Trustee or the Second Priority Collateral Trustee; “COLLATERAL TRUSTEES” means each of them collectively.
“COMPANY” has the meaning assigned to that term in the Preamble to this Agreement.
“COMMON REPRESENTATIVE AGREEMENT” shall mean that certain Common Representative Agreement by and among the parties thereto and dated as of the date hereof, in the form attached hereto as Exhibit A.
“COMPARABLE SECOND PRIORITY SECURITY DOCUMENT” means, in relation to any Collateral subject to any Lien created under any First Priority Security Document, the Second Priority Security Document which creates a Lien on the same Collateral, granted by the same Grantor.
“CORPORATE TRUST OFFICES” means the First Priority Indenture Trustee Corporate Trust Office, the First Priority Collateral Trustee Corporate Trust Office, the Second Priority Collateral Trustee Corporate Trust Office, and the Second Priority Collateral Trustee Corporate Trust Office.
“DEFAULT” has the meaning assigned to that term in the First Priority Indenture.
“DIP FINANCING” has the meaning assigned to that term in Section 6.1.
“DISCHARGE OF FIRST PRIORITY OBLIGATIONS” means, except to the extent otherwise expressly provided in Sections 5.5 and 6.5:
     when all of the following have occurred:
          (a) either (i) all the First Priority Securities theretofore authenticated and delivered (except lost, stolen or destroyed First Priority Securities which have been replaced or paid and First Priority Securities for whose payment money has theretofore been irrevocably deposited in trust with the First Priority Indenture Trustee) have been delivered to the First Priority Indenture Trustee for cancellation in accordance with the terms of the First Priority Indenture; or (ii) all First Priority Securities not theretofore delivered to the First Priority Indenture Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the First Priority Indenture Trustee in accordance with the terms of the First Priority Indenture funds in an amount sufficient to pay and discharge the entire Indebtedness on the First Priority Securities not theretofore delivered to the First Priority Indenture Trustee for cancellation, for principal of, premium, if any, and interest on the First Priority Securities to the date of payment together with irrevocable instructions from the Company directing the First Priority Indenture Trustee to apply such funds to the payment thereof; and
          (b) the Company has delivered to the First Priority Indenture Trustee those certificates and opinions required under the First Priority Indenture stating that all conditions precedent under the First Priority Indenture relating to the satisfaction and discharge of the First Priority Indenture have been complied with.
“DISPOSITION” means, with respect to any Property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof; and the terms “Dispose” and “Disposed of” shall have correlative meanings.
“ENFORCEMENT PERIOD” has the meaning assigned to that term in the First Priority Collateral Trust Agreement.
“EVENT OF DEFAULT” has the meaning assigned to that term in the First Priority Indenture.
“EXCESS CASH FLOW” has the meaning assigned to that term in the First Priority Indenture.
“EXCLUDED PAYMENTS” means any (i) payment of Second Priority Obligations from the proceeds of a Permitted Refinancing of Second Priority Obligations, (ii) payment, pursuant to and permitted by Section 4.15(d) of the First Priority Indenture, of a redemption payment due to Second Priority Noteholders under the terms of the Second Priority Indenture, and (iii) regularly scheduled payments of interest on the Second Priority Securities.
“FIRST PRIORITY CLAIMHOLDERS” means, at any relevant time, the holders of First Priority Obligations at that time, including the First Priority Indenture Trustee, the First Priority Collateral Trustee, and the First Priority Noteholders under the First Priority Documents.
“FIRST PRIORITY COLLATERAL” means all right, title and interest of each Grantor in any assets or Property, including but not limited to all assets and Property of whatever nature, whether real, personal or mixed, tangible or intangible, now owned or hereafter acquired or arising, and including but not limited to all assets and Property with respect to which a Lien is purported to or may be created or granted as security for any of the First Priority Obligations pursuant to any of the First Priority Documents, and all products and proceeds of the foregoing. Without limiting the generality of the foregoing, the First Priority Collateral includes any and all assets and Property of any Grantor in which the First Priority Collateral Trustee or the First Priority Indenture Trustee, for itself and for the benefit of the First Priority Claimholders, acquires a Lien or other interest after the commencement of any Insolvency or Liquidation Proceeding.
“FIRST PRIORITY COLLATERAL TRUST AGREEMENT” means the First Priority Collateral Trust Agreement as defined in the First Priority Indenture.
“FIRST PRIORITY COLLATERAL TRUSTEE” has the meaning assigned to that term in the Recitals to this Agreement.
“FIRST PRIORITY COLLATERAL TRUSTEE CORPORATE TRUST OFFICE” means the office of the First Priority Collateral Trustee at which corporate trust business of the First

Priority Collateral Trustee shall, at any particular time, be principally administered, which office is, at the date of this Agreement, the address of the First Priority Collateral Trustee specified in Section 8.9 hereof at the date of this Agreement, or such other address as to which the First Priority Collateral Trustee shall have given notice to the other parties hereto.
“FIRST PRIORITY DOCUMENTS” has the meaning assigned to that term in the First Priority Indenture.
“FIRST PRIORITY GUARANTOR” has the meaning assigned to that term in the Recitals to this Agreement.
“FIRST PRIORITY GUARANTY” or “FIRST PRIORITY GUARANTEES” has the meaning assigned to that term in the Recitals to this Agreement.
“FIRST PRIORITY INDENTURE” has the meaning assigned to that term in the Recitals to this Agreement.
“FIRST PRIORITY INDENTURE TRUSTEE” has the meaning assigned to that term in the Recitals to this Agreement.
“FIRST PRIORITY INDENTURE TRUSTEE CORPORATE TRUST OFFICE” means the office of the First Priority Indenture Trustee at which corporate trust business of the First Priority Indenture Trustee shall, at any particular time, be principally administered, which office is, at the date of this Agreement, the address of the First Priority Indenture Trustee specified in Section 8.9 hereof at the date of this Agreement, or such other address as to which the First Priority Indenture Trustee shall have given notice to the other parties hereto.
“FIRST PRIORITY OBLIGATIONS” has the meaning assigned to that term in the First Priority Indenture.
“FIRST PRIORITY NOTEHOLDERS” means the First Priority Holders under and as defined in the First Priority Documents.
“FIRST PRIORITY SECURITIES” has the meaning assigned to that term in the First Priority Indenture.
“FIRST PRIORITY SECURITY DOCUMENTS” has the meaning assigned to that term in the First Priority Indenture.
“GOVERNMENTAL AUTHORITY” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government (including, without limitation, the National Association of Insurance Commissioners).
“GRANTORS” means the Company, each of the Guarantor Subsidiaries and each other Person that has or may from time to time hereafter execute and deliver a First Priority Security Document or a Second Priority Security Document as a “Grantor” (or the equivalent thereof).
“GUARANTOR SUBSIDIARIES” means each of the Subsidiaries of the Company which executes and delivers a First Priority Guaranty or a Second Priority Guaranty.
“INDEBTEDNESS” means and includes all “Indebtedness” within the meaning of the First Priority Indenture.
“INSOLVENCY OR LIQUIDATION PROCEEDING” means:

          (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code or any other Bankruptcy Law with respect to any Grantor;
          (b) any other voluntary or involuntary insolvency, concurso mercantile, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, quiebra, reorganization or other similar case or proceeding under the laws of the United States, Mexico or any other jurisdiction with respect to any Grantor or with respect to a material portion of their respective assets;
          (c) any liquidation, dissolution, reorganization, concurso mercantile, quiebra or winding up of any Grantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or
          (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Grantor.
“LIEN” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or other security interest or any preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).
“LORAL GRANT” has the meaning assigned to that term in the First Priority Indenture.
“LORAL TRANSPONDERS” means the satellite transponders subject to the Loral Grant.
“MEXICO” means the Estados Unidos Mexicanos (United Mexican States) and any branch of government, ministry, department, authority, or statutory corporation or either entity (including a trust) owned or controlled directly or indirectly by the Estados Unidos Mexicanos (United Mexican States) or any of the foregoing or created by law as a public entity.
“NEW AGENT” has the meaning assigned to that term in Section 5.5.
“PERMITTED REFINANCING” means a Refinancing of the First Priority Obligations that is not prohibited by the Second Priority Indenture or a Refinancing of the Second Priority Obligations that is not prohibited by the First Priority Indenture, provided that any Refinancing must be in compliance with Section 5.3 of this Agreement in order to be a Permitted Refinancing.
“PERSON” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority, or other entity of whatever nature.
“PLEDGED COLLATERAL” has the meaning set forth in Section 5.4(a).
“PROPERTY” means any right, title, or interest in or to property of any kind whatsoever, whether real, personal, or mixed, and whether tangible or intangible, including, without limitation, Capital Stock (as defined in the First Priority Indenture), rights to and in the Concessions (as defined in the First Priority Indenture) and the orbital slots subject thereto, and regulatory, governmental, and all other rights under any law, treaty, rule, regulation, or determination of an arbitrator or a court or other Governmental Authority.

“RECOVERY” has the meaning set forth in Section 6.5.
“REFINANCE” means, in respect of any Indebtedness, to refinance, extend, renew, defease, amend, modify, supplement, restructure, replace, refund or repay, or to issue other Indebtedness, in each case in exchange or replacement for, such Indebtedness in whole or in part. “REFINANCED” and “REFINANCING” shall have correlative meanings.
“REQUIREMENT OF LAW” means, as to any Person, the certificate of incorporation and by-laws or other constitutive, organizational or governing documents of such Person (including, in the case of a Person organized under the laws of Mexico, the estatutos sociales of such Person) and any law, treaty, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its Properly or to which such Person or any of its Property is subject.
“RESTRICTED SUBSIDIARIES” has the meaning assigned to that term in the First Priority Indenture.
“SECOND PRIORITY CLAIMHOLDERS” means, at any relevant time, the holders of Second Priority Obligations at that time, including the Second Priority Indenture Trustee, the Second Priority Collateral Trustee and the Second Priority Noteholders under the Second Priority Documents.
“SECOND PRIORITY COLLATERAL” means all right, title and interest of each Grantor in any of assets or Property, including but not limited to all assets and Property of whatever nature, whether real, personal or mixed, tangible or intangible, now owned or hereafter acquired or arising, and including but not limited to all assets and Property with respect to which a Lien is purported to or may be created or granted as security for any Second Priority Obligations pursuant to any of the Second Priority Documents and all products and proceeds of the foregoing. Without limiting the generality of the foregoing, the Second Priority Collateral includes any and all assets and Property of any Grantor in which the Second Priority Collateral Trustee or the Second Priority Indenture Trustee, for itself and for the benefit of the Second Priority Claimholders, acquires a Lien or other interest after the commencement of any Insolvency or Liquidation Proceeding.
“SECOND PRIORITY COLLATERAL TRUST AGREEMENT” has the meaning assigned to that term in the First Priority Indenture.
“SECOND PRIORITY COLLATERAL TRUSTEE” has the meaning assigned to that term in the Preamble of this Agreement.
“SECOND PRIORITY COLLATERAL TRUSTEE CORPORATE TRUST OFFICE” means the office of the Second Priority Collateral Trustee at which corporate trust business of the Second Priority Collateral Trustee shall, at any particular time, be principally administered, which office is, at the date of this Agreement, the address of the Second Priority Collateral Trustee specified in Section 8.9 hereof at the date of this Agreement, or such other address as to which the Second Priority Collateral Trustee shall have given notice to the other parties hereto.
“SECOND PRIORITY DOCUMENTS” has the meaning assigned to that term in the First Priority Indenture.
“SECOND PRIORITY GUARANTOR” has the meaning assigned to that term in the Recitals to this Agreement.

“SECOND PRIORITY GUARANTY” has the meaning assigned to that term in the Recitals to this Agreement.
“SECOND PRIORITY INDENTURE” has the meaning assigned to that term in the Recitals to this Agreement.
“SECOND PRIORITY INDENTURE TRUSTEE” has the meaning assigned to that term in the Recitals to this Agreement.
“SECOND PRIORITY INDENTURE TRUSTEE CORPORATE TRUST OFFICE” means the office of the Second Priority Indenture Trustee at which corporate trust business of the Second Priority Indenture Trustee shall, at any particular time, be principally administered, which office is, at the date of this Agreement, the address of the Second Priority Indenture Trustee specified in Section 8.9 hereof at the date of this Agreement, or such other address as to which the Second Priority Indenture Trustee shall have given notice to the other parties hereto.
“SECOND PRIORITY MORTGAGE” has the meaning assigned to that term in the First Priority Indenture.
“SECOND PRIORITY NOTEHOLDERS” means the Second Priority Holders under and as defined in the Second Priority Indenture.
“SECOND PRIORITY OBLIGATIONS” means the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity of any of the Second Priority Securities and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, concurso mercantil, or like proceeding, relating to the Company and/or any Restricted Subsidiaries, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Second Priority Securities and all other obligations and liabilities of the Company to the Second Priority Indenture Trustee, the Second Priority Collateral Trustee, any Second Priority Noteholder, or any of their respective affiliates, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, any Second Priority Document, any interest rate protection agreement entered into with any party thereto or any affiliate of any such party, and any other document made, delivered, or given in connection with the Second Priority Indenture or such interest rate protection agreement, whether existing on the date hereof or hereafter arising, and whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges, and disbursements of counsel to the Second Priority Indenture Trustee and/or Second Priority Collateral Trustee) or otherwise.
“SECOND PRIORITY SECURITIES” has the meaning assigned to that term in the First Priority Indenture.
“SECOND PRIORITY SECURITY DOCUMENTS” means, collectively, the Second Priority Mortgage, the Second Priority Collateral Trust Agreement, the subsidiary stock trusts, and all other documents hereafter delivered to the Second Priority Collateral Trustee that secure, guarantee, or grant a Lien on any Property of any Person to secure or guarantee, the Second Priority Obligations, as the same may be amended, supplemented, or otherwise modified from time to time.
“SUBSIDIARY” means, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity or are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless the context otherwise requires, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company or of a Subsidiary of the Company.
“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.
     1.2 Terms Generally.
Unless the context otherwise requires:
          (1) a term has the meaning assigned to it herein;
          (2) an accounting term not otherwise defined herein has the meaning assigned to it in accordance with U.S. GAAP;
          (3) “or” is not exclusive;
          (4) words in the singular include the plural, and words in the plural include the singular;
          (5) references to amounts in U.S. dollars (including the relevant definitions referred to therein) shall be deemed to include equivalent amounts in other currencies based upon prevailing exchange rates at the date of determination;
          (6) provisions apply to successive events and transactions;
          (7) “herein,” “hereof and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;
          (8) the words “including,” “includes,” and similar words shall be deemed to be followed by “without limitation”;

          (9) references to cash, payments, currency, and similar terms shall be deemed to be references in U.S. Dollars unless otherwise specified;
          (10) references to Sections or Articles mean reference to such Section or Article in this Indenture, unless stated otherwise;
          (11) all references herein to any law or statute, including but not limited to any Bankruptcy Law, shall be to such law or statute as amended and supplemented or modified through the date of reference; and
          (12) any terms defined in the UCC and not defined herein shall have the meaning given to the term in the UCC.
SECTION 2 Lien Priorities.
     2.1 Relative Priorities.
          (a) Notwithstanding the date, time, method, manner or order of recognition, creation, grant, attachment or perfection (including, without limitation, the order of filing or recordation of any mortgage, financing statement or other document or notice in any jurisdiction or under any applicable law) of any Liens securing the First Priority Obligations granted on the Collateral or of any Liens securing the Second Priority Obligations granted on the Collateral and notwithstanding any provision of the UCC, other laws of the United States or the laws of Mexico or any other Requirement of Law and notwithstanding any provision of the First Priority Documents or the Second Priority Documents or any defect or deficiencies in, or failure to perfect, the Liens securing the First Priority Obligations or any other circumstance whatsoever (including whether or not any Liens securing any First Priority Obligations are subordinated to any Lien securing any other obligation of the Company, any other Grantor or any other Person), each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, hereby agree that:
          (b) any Lien now or hereafter held by or on behalf of or purportedly granted to the First Priority Collateral Trustee, any First Priority Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise (including any Lien permitted by Section 2.4 hereof), on the Collateral to secure any First Priority Obligations, shall at all times and under all circumstances and in all respects be senior in priority, operation and effect, to any Lien now or hereafter existing, arising or purportedly granted on the Collateral to secure any Second Priority Obligations;

          (c) any Lien now or hereafter held by or on behalf of or purportedly granted to the Second Priority Collateral Trustee, any Second Priority Claimholders or any agent or trustee therefor regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise (including any Lien permitted by Section 2.4 hereof), on the Collateral to secure any Second Priority Obligations shall under all circumstances and in all respects be subject to and subordinate and junior in priority, operation and effect to any Lien now or hereafter existing, arising or purportedly granted on the Collateral to secure any First Priority Obligations; and
          (d) any enforcement of the Liens securing the Second Priority Obligations and any payments of the Second Priority Obligations from the Collateral (other than Excluded Payments) shall be subject to the prior payment in full of the First Priority Obligations, and the proceeds of any Collateral shall be applied to indefeasibly pay all First Priority Obligations until the Discharge of First Priority Obligations has occurred, and no proceeds shall be applied to any Second Priority Obligations until the Discharge of First Priority Obligations has occurred.
     2.2 Priorities Unaffected. The Lien priorities provided or contemplated in Section 2.1 hereof shall not be altered or otherwise affected by any Refinancing of either the First Priority Obligations or Second Priority Obligations. Indebtedness resulting from any Permitted Refinancing shall be governed by the terms hereof in the same manner and to the same extent as the Indebtedness that was Refinanced, as further described in Section 5.3 hereof. The Lien priorities provided or contemplated in Section 2.1 hereof shall not be altered or otherwise affected by any action or inaction which any of the First Priority Collateral Trustee or the other First Priority Claimholders or the Second Priority Collateral Trustee or the other Second Priority Claimholders may take or fail to take in respect of the Collateral.
     2.3 Prohibition on Contesting Liens. The Second Priority Indenture Trustee, the Second Priority Collateral Trustee, and each other Second Priority Claimholder will not (and hereby waive any right, privilege and power to) directly or indirectly contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of or purportedly granted to or for the benefit of any of the First Priority Collateral Trustee or the other First Priority Claimholders in the First Priority Collateral, or the provisions of this Agreement. The terms of this Agreement shall govern even if part or all of the First Priority Obligations or the Liens securing payment and performance thereof are not perfected or are avoided, disallowed, set aside, recharacterized or otherwise invalidated in any proceeding (including any Insolvency or Liquidation Proceeding).
     2.4 No Additional Collateral. Whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, the parties hereto agree that neither the Company nor any other Grantor shall: (a) grant or permit, nor shall any Second Priority Claimholder acquire, any additional Liens on any asset or Property to secure any Second Priority Obligation unless a senior perfected Lien on such asset or Property has been or is concurrently created and perfected to secure the First Priority Obligations; or (b) grant or permit, nor shall any First Priority Claimholder acquire, any additional Liens on any asset or Property to secure any First Priority Obligation unless (i) a Lien on such asset or Property has been or is concurrently created and perfected to secure the Second Priority Obligations or (ii)

such Lien is granted as Adequate Protection or similar relief in connection with any Insolvency or Liquidation Proceeding or in connection with the exercise of rights or remedies of any of the First Priority Claimholders under the First Priority Documents. To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights, privileges, powers, and remedies hereunder, each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each for itself and on behalf of Second Priority Claimholders, agrees that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this Section 2.4 shall be subject to the terms of this Agreement, including Section 4.2 hereof, and any Lien held by the Second Priority Collateral Trustee or any other Second Priority Claimholder on Collateral on which the First Priority Collateral Trustee does not have a Lien, in contravention of the provisions of this Agreement, shall be subject to the terms of this Agreement and shall be held by the Second Priority Collateral Trustee or such other Second Priority Claimholder in trust for the First Priority Collateral Trustee and the First Priority Claimholders and/or, at the option of the First Priority Collateral Trustee, be released or assigned to the First Priority Collateral Trustee and the First Priority Claimholders as security for the First Priority Obligations.
     2.5 Similar Liens and Agreements. In furtherance of Section 2.4 and of Section 8.10, the parties hereto agree, subject to the other provisions of this Agreement:
          (a) upon request by the First Priority Collateral Trustee or the Second Priority Collateral Trustee, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the First Priority Collateral and the Second Priority Collateral and the steps taken to perfect their respective Liens thereon; and
          (b) that the First Priority Security Documents and the Second Priority Security Documents shall be in all material respects the same forms of documents other than with respect to the first lien and the second lien nature of the obligations thereunder.
     2.6 Effect as Subordination Agreement. This Agreement shall take effect and constitute and is intended to be enforceable as a subordination agreement under Section 510 (a) of the Bankruptcy Code and any other comparable laws.
SECTION 3 Enforcement.
     3.1 Exercise of Remedies.
          Until the Discharge of First Priority Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each for itself and the Second Priority Claimholders:
          (i) will not (and hereby waive any right, privilege or power to), directly or indirectly, exercise or seek to exercise any rights, privileges, powers or remedies with respect to or against any Collateral (including the exercise of any right, privilege or power of setoff or any right, privilege or power under any lockbox agreement, account control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which the Second Priority Trustee, the Second Priority Collateral Trustee or any Second Priority Claimholder is a party) or institute any action or proceeding with respect to such rights, privileges, powers or remedies (including any action of foreclosure);
          (ii) will not (and hereby waive any right, privilege, or power to), directly or indirectly, contest, interfere with, protest or object to any foreclosure proceeding or any other action or proceeding brought by the First Priority Collateral Trustee or any First Priority Claimholder or any other exercise by the First Priority Collateral Trustee or any First Priority Claimholder of any rights, privileges, powers, or remedies relating to the Collateral under the First Priority Documents or otherwise; and
          (iii) will not (and hereby waive any right, privilege or power to), directly or indirectly, object to the forbearance by the First Priority Collateral Trustee or the First Priority Claimholders from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights, privileges, powers or remedies relating to the Collateral;
provided, that, in the case of (i), (ii) and (iii) above, the Liens granted to secure the Second Priority Obligations of the Second Priority Claimholders shall attach to any proceeds resulting from actions taken by the First Priority Collateral Trustee or any First Priority Claimholder in accordance with this Agreement after application of such proceeds to the extent necessary to meet the requirements of a Discharge of First Priority Obligations.
          (b) Until the Discharge of First Priority Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, the First Priority Collateral Trustee and the other First Priority Claimholders shall have the sole and exclusive right, privilege and power to enforce rights, exercise all rights, privileges, powers, and remedies (including set-off and the right to take or retake control or possession of such Collateral and to hold, prepare for sale, process, sell, lease, dispose of, or liquidate such Collateral or the right to credit bid their debt) and make determinations regarding the release, Disposition, treatment, or control of the Collateral without any consultation with (other than any prior notice required by applicable law) or the consent of the Second Priority Collateral Trustee or any other Second Priority Claimholder; provided, that the Lien securing the Second Priority Obligations shall attach to the proceeds of such Collateral released or Disposed of subject to the relative priorities described herein. In exercising rights, privileges, powers or remedies, each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees (and waives the right, privilege or power to contest) that the First Priority Collateral Trustee and the other First Priority Claimholders may enforce the provisions of the First Priority Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights, privileges and powers of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure or any other similar judicial or legal process, to incur expenses in connection with such sale or Disposition, and to exercise all the rights, privileges, powers, and remedies of a secured creditor under any applicable law, treaty, rule, regulation, or determination of an arbitrator or a court or other Governmental Authority, including the UCC, other laws of the United States, the laws of Mexico, and the Bankruptcy Laws of any applicable jurisdiction. Without limiting the foregoing, neither the Second Priority Collateral Trustee, the Second Priority Indenture Trustee nor the other Second Priority Claimholders shall have any right, privilege or power to direct the First Priority Collateral Trustee, the First Priority Indenture Trustee or other First Priority Claimholders to exercise any rights, privileges, powers, or remedies with respect to the Collateral.
          (c) The Second Priority Collateral Trustee and the other Second Priority Claimholders shall execute and deliver, and perform their respective obligations under the Common Representative Agreement and shall not directly or indirectly take any action that is inconsistent with or contrary to Articles 4, 5, and 6 of the Common Representative Agreement. The rights, privileges, powers, and remedies of the parties herein are supplemental of, and in no event shall limit the Common Representative Agreement.
          (d) The Second Priority Collateral Trustee and the other Second Priority Claimholders will not take or receive any Collateral or any proceeds of Collateral in connection with the exercise of any right, privilege, power or remedy (including set-off) with respect to any Collateral in violation of this Agreement.
          (e) Each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each for itself and on behalf of the other Second Priority Claimholders, agree that:
          (i) the Second Priority Indenture Trustee, the Second Priority Collateral Trustee and the other Second Priority Claimholders will not directly or indirectly request judicial relief in any Insolvency or Liquidation Proceeding or in any other court that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right, privilege, power or remedy otherwise available to the First Priority Collateral Trustee, the First Priority Indenture Trustee or the other First Priority Claimholders in respect of the Collateral (including any sale, lease, exchange, transfer or other Disposition of the Collateral, whether by foreclosure or otherwise), or that would limit, invalidate, avoid or set aside any Liens securing the First Priority Obligations or subordinate any Lien securing the First Priority Obligations to any Lien securing the Second Priority Obligations, or that would grant any Liens securing the Second Priority Obligations in equal or prior ranking to any Liens securing the First Priority Obligations;
          (ii) no covenant, agreement or restriction contained in the Second Priority Security Documents or any other Second Priority Document (other than this Agreement) shall be deemed to restrict in any way the rights, privileges, powers, and remedies of the First Priority Collateral Trustee or the other First Priority Claimholders with respect to the Collateral as set forth in this Agreement and the First Priority Documents.

          (f) Each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each for itself and on behalf of the other Second Priority Claimholders, hereby waives:
          (i) any and all rights, privileges, powers and remedy each or the other Second Priority Claimholders may have as a junior lien creditor or otherwise to object to the manner in which the First Priority Collateral Trustee, the First Priority Indenture Trustee or the other First Priority Claimholders seek to enforce or collect the First Priority Obligations or the Liens securing the First Priority Obligations granted in any of the First Priority Collateral undertaken in accordance with this Agreement, regardless of whether any action or failure to act by or on behalf of the First Priority Collateral Trustee, the First Priority Indenture Trustee or the other First Priority Claimholders is adverse to the interest of the Second Priority Collateral Trustee, the Second Priority Indenture Trustee or the other Second Priority Claimholders; and
          (ii) any claim any of them may have against the First Priority Collateral Trustee or the other First Priority Claimholders or their representatives, based on actions taken or inactions with respect to the Collateral that are not otherwise in violation of the terms of this Agreement.
          (g) Nothing in this Agreement or the Second Priority Documents impairs or otherwise adversely affects any rights, privileges, powers or remedies the First Priority Collateral Trustee or the other First Priority Claimholders may have with respect to the First Priority Collateral.
SECTION 4 Payments.
     4.1 Application of Proceeds. So long as the Discharge of First Priority Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, all Collateral or proceeds thereof received in connection with the sale or other Disposition of, or collection on, such Collateral or upon the exercise of remedies by the First Priority Collateral Trustee or the other First Priority Claimholders, shall first be applied by the First Priority Collateral Trustee to the First Priority Obligations in such order as specified in the relevant First Priority Documents. Following the Discharge of First Priority Obligations, the First Priority Collateral Trustee shall deliver any remaining Collateral and proceeds of Collateral, including but not limited to any stock held by the First Priority Collateral Trustee pursuant to any pledge, held by it in the same form as received, with any necessary endorsements, to the Second Priority Collateral Trustee to be applied by the Second Priority Collateral Trustee to the Second Priority Obligations in such order as specified in the Second Priority Security Documents or to whomever may be lawfully entitled to receive the same or as a court of competent jurisdiction may otherwise direct.
4.2 Payments in Violation of Agreement. So long as the Discharge of First Priority Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any other Grantor, any payments, or Collateral or proceeds thereof (including assets or proceeds subject to Liens referred to in the final sentence of Section 2.4) received by the Second Priority Collateral Trustee or any of the Second Priority

Claimholders in contravention of this Agreement shall be segregated and held in trust and forthwith paid over to the First Priority Collateral Trustee for the benefit of itself and the other First Priority Claimholders in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. This authorization is coupled with an interest and is irrevocable until the Discharge of First Priority Obligations.
     4.3 Payments by Company. The Company agrees that it will not, and will not permit any of its Subsidiaries to, in connection with the sale or other Disposition of, or collection on, the Collateral upon the exercise of remedies by the Second Priority Collateral Trustee or any other Second Priority Claimholder, transfer, deliver or pay, as applicable, to the Second Priority Collateral Trustee or any other Second Priority Claimholder, the Collateral or any proceeds of Collateral, unless and until a Discharge of First Priority Obligations has occurred.
SECTION 5 Other Agreements.
     5.1 Releases.
          (a) If, in connection with the exercise of any of the rights or remedies of any of the First Priority Claimholders in respect of the Collateral provided for in any of the First Priority Documents or the sale of the Collateral by any of the First Priority Claimholders in accordance with any of the First Priority Documents, the First Priority Collateral Trustee, for itself or on behalf of any of the other First Priority Claimholders, releases any of its Liens on any part of the Collateral or releases any Grantor from its obligations under its guaranty of the First Priority Obligations in connection with the public or private sale of the stock or substantially all the assets of such Grantor or upon the foreclosure or sale of any of the Collateral by any of the First Priority Claimholders in accordance with any of the First Priority Documents, then the Liens, if any, of the Second Priority Collateral Trustee, for itself or for the benefit of the other Second Priority Claimholders, on such Collateral, or the obligations of such Grantor under its guaranty of the Second Priority Obligations, shall be automatically, unconditionally and simultaneously released, so long as any proceeds from such sale or exercise of rights or remedies are applied in accordance with Section 4.1 hereof. The Second Priority Collateral Trustee, for itself and on behalf of any such other Second Priority Claimholders, promptly shall execute and deliver to the First Priority Collateral Trustee or such Grantor such termination statements, releases and other documents provided to it as the First Priority Collateral Trustee or such Grantor may reasonably request in writing to effectively confirm such release (and the Second Priority Collateral Trustee shall be entitled to rely conclusively on such written request).
          (b) If, in connection with any Disposition of any Collateral following the occurrence and during the continuance of an Event of Default (other than in connection with the exercise of the First Priority Collateral Trustee’s remedies in respect of the Collateral provided for in any of the First Priority Security Documents), the First Priority Collateral Trustee, for itself or on behalf of any of the other First Priority Claimholders, releases any of its Liens on any part of the Collateral, or releases any Grantor from its obligations under its guaranty of the First Priority Obligations in connection with the public or private sale of the stock, or substantially all the assets, of such Grantor, in each case other than upon the occurrence of the Discharge of First Priority Obligations, then the Liens, if any, of the Second Priority Collateral Trustee, for itself or for the benefit of the other Second Priority Claimholders, on such Collateral, and the obligations of such Grantor under its guaranty of the Second Priority Obligations, shall be automatically, unconditionally and simultaneously released, so long as the proceeds from such Disposition are applied in accordance with Section 4.1 hereof. The Second Priority Collateral Trustee, for itself and on behalf of any such other Second Priority Claimholders, promptly shall execute and deliver to the First Priority Collateral Trustee or such Grantor such termination statements, releases and other documents provided to it as the First Priority Collateral Trustee or such Grantor may request in writing to effectively confirm such release (and the Second Priority Collateral Trustee shall be entitled to rely conclusively on such written request).
          (c) Without limiting the foregoing, Liens shall also be released as provided in the Common Representative Agreement.
     5.2 Insurance. Unless and until the Discharge of First Priority Obligations has occurred, all proceeds of any such policy and any award (or any payments with respect to a deed in lieu of condemnation) in respect to the Collateral shall be paid to the First Priority Collateral Trustee for the benefit of itself and the other First Priority Claimholders pursuant to the terms of the First Priority Documents, and thereafter, to the extent that the Discharge of the First Priority Obligations has occurred, to the Second Priority Collateral Trustee for the benefit of itself and the other Second Priority Claimholders and then, to the extent no Second Priority Obligations are outstanding, to the owner of the subject property or such other Person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. Until the Discharge of First Priority Obligations has occurred, if the Second Priority Collateral Trustee or any other Second Priority Claimholders shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of this Agreement, it shall segregate and hold in trust and forthwith pay such proceeds over to the First Priority Collateral Trustee in accordance with the terms of Section 4.2.
     5.3 Amendments to First Priority Documents and Second Priority Documents.
          (a) The First Priority Documents (excluding this Agreement and the Common Representative Agreement) may be amended, supplemented or otherwise modified in accordance with their terms, and the First Priority Obligations may be Refinanced, in each case, without the consent of the Second Priority Collateral Trustee or the other Second Priority Claimholders, all without affecting the lien subordination or other provisions of this Agreement or the Common Representative Agreement; provided, however, that the holders of any such Refinancing debt (acting directly or by an administrative agent, collateral trustee or authorized representative) bind themselves in a writing addressed to the Second Priority Collateral Trustee and the other Second Priority Claimholders to the terms of this Agreement and the Common Representative Agreement and provided further that:
          (i) the Indebtedness resulting from such amendment, supplement, modification or Refinancing, together with any First Priority Obligations outstanding after such amendment, supplement, modification or Refinancing, is in an aggregate principal amount not greater than the principal amount of First Priority Obligations outstanding immediately prior to such amendment, supplement, modification or Refinancing;

          (ii) the Indebtedness resulting from such amendment, supplement, modification or Refinancing, together with any First Priority Obligations outstanding after such amendment, supplement, modification or Refinancing, shall not have a shorter Average Life as compared with the First Priority Obligations immediately prior to such amendment, supplement, modification or Refinancing;
          (iii) the interest rate on the Indebtedness resulting from such amendment, supplement, modification or Refinancing shall not be greater than the interest rate on the First Priority Obligations immediately prior to the amendment, supplement, modification or Refinancing, unless any greater interest rate is commercially reasonable for the Company at the time of such Refinancing;
          (iv) the cash interest payment terms on the Indebtedness resulting from such amendment, supplement, modification or Refinancing shall not be more favorable to the holders of the Indebtedness resulting from such amendment, supplement, modification or Refinancing than the cash interest payment terms immediately prior to such amendment, supplement, modification or Refinancing unless any more favorable cash interest payment terms are commercially reasonable for the Company at the time of such Refinancing;
          (v) the Indebtedness resulting from such amendment, supplement, modification or Refinancing is entitled to the same benefits, waivers, and priority, and subject to the same burdens (including without limitation all terms and provisions of this Agreement), as the First Priority Obligations immediately prior to such amendment, supplement, modification or Refinancing; and
          (vi) no amendment, supplement, modification or Refinancing may be entered into if such amendment, supplement, modification or Refinancing (x) contravene the provisions of this Agreement or (y) would reduce, limit or otherwise impair the amount of Excess Cash Flow, if any, otherwise payable on account of the Second Priority Securities under Section 3.2(d) of the Second Priority Indenture.
          (b) Without limiting the provisions of Section 5.5 hereof, the Second Priority Documents (excluding this Agreement and the Common Representative Agreement) may be amended, supplemented or otherwise modified in accordance with their terms, and the Second Priority Obligations may be Refinanced, in each case, without the consent of the First Priority Collateral Trustee or the other First Priority Claimholders, all without affecting the lien subordination or other provisions of this Agreement or the Common Representative Agreement; provided, however, that the holders of any such Refinancing debt (acting directly or by an administrative agent, collateral trustee or authorized representative) bind themselves in a writing addressed to the First Priority Collateral Trustee and the other First Priority Claimholders to the terms of this Agreement and the Common Representative Agreement and provided further that:
          (i) the Indebtedness resulting from such amendment, supplement, modification or Refinancing, together with any Second Priority Obligations outstanding after such Refinancing, is in an aggregate principal amount not greater than the principal amount of the Second Priority Obligations outstanding immediately prior to such amendment, supplement, modification or Refinancing;
          (ii) the Indebtedness resulting from such amendment, supplement, modification or Refinancing, together with any Second Priority Obligations outstanding after such Refinancing, shall not have a shorter Average Life as compared with the Second Priority Obligations immediately prior to such amendment, supplement, modification or Refinancing;
          (iii) the interest rate on the Indebtedness resulting from such amendment, supplement, modification or Refinancing shall not be greater than the interest rate on the Second Priority Obligations immediately prior to the amendment, supplement, modification or Refinancing, unless any greater interest rate is commercially reasonable for the Company at the time of such Refinancing;
          (iv) the cash interest payment terms on the Indebtedness resulting from such amendment, supplement, modification or Refinancing shall not be more favorable to the holders of the Indebtedness resulting from such amendment, supplement, modification or Refinancing than the cash interest payment terms immediately prior to such amendment, supplement, modification or Refinancing, unless any more favorable cash interest payment terms are commercially reasonable for the Company at the time of such Refinancing;
          (v) the Indebtedness resulting from such amendment, supplement, modification or Refinancing is entitled to the same benefits, waivers, and priority, and subject to the same burdens (including without imitation all terms and provisions of this Agreement), as the Second Priority Obligations immediately prior to such amendment, supplement, modification or Refinancing; and
          (vi) no amendment, supplement, modification or Refinancing may be entered into if such amendment, supplement, modification or Refinancing (x) contravenes the provisions of this Agreement, or (y) would reduce, limit or otherwise impair the amount of Excess Cash Flow otherwise payable on account of the First Priority Securities under Section 3.2(d) of the First Priority Indenture.
          (c) The parties hereto agree that, until the occurrence of the Discharge of the First Priority Obligations, each Second Priority Security Document shall include the following language (or language to similar effect approved by the First Priority Collateral Trustee):
“Notwithstanding anything herein to the contrary, the lien and security interest granted to the [Second Priority Collateral Trustee, the Second Priority Indenture Trustee and any other Second Priority Claimholders] pursuant to this Agreement and the exercise of any right, privilege, power or remedy by the [Second Priority Collateral Trustee, the Second Priority Indenture Trustee and any other Second Priority Claimholders] hereunder are subject to the provisions of the Intercreditor Agreement, dated as of November 30, 2006 (as amended, restated, supplemented or otherwise modified from time to time, the “Intercreditor Agreement”), among

Satélites Mexicanos, S.A. de C.V., HSBC Bank USA, National Association, as First Priority Collateral Trustee and Wells Fargo Bank, National Association, as Second Priority Collateral Trustee and certain other persons party thereto or that may become party thereto from time to time. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control as between the First Priority Collateral Trustee, the First Priority Indenture Trustee and any other First Priority Claimholders and the [Second Priority Collateral Trustee, the Second Priority Indenture Trustee and any other Second Priority Claimholders].”
In addition, the parties hereto agree that each Second Priority Security Document covering any Collateral shall contain such other language that the First Priority Collateral Trustee determines, in good faith, is necessary under applicable law to give effect to the relative priority of any Liens and other terms of this Agreement or the Common Representative Agreement.
          (d) Prompt written notice of any amendment, supplement, modification or Refinancing with respect to the Second Priority Obligations or the Second Priority Documents shall be provided to the First Priority Indenture Trustee by the Second Priority Indenture Trustee or the Second Priority Collateral Trustee, as applicable. Prompt written notice of any amendment, supplement, modification or Refinancing with respect to the First Priority Obligations or the First Priority Documents shall be provided to the Second Priority Indenture Trustee by the First Priority Indenture Trustee or the First Priority Collateral Trustee, as applicable. Nothing in this Section 5.3(d) shall permit any amendment, supplement, modification or Refinancing not otherwise permitted under this Agreement.
     5.4 Bailee for Perfection; Collateral Trustee.
          (a) The First Priority Collateral Trustee agrees to hold that part of the Collateral that is in its possession or control (or in the possession or control of its agents or bailees) to the extent that possession or control thereof is taken to perfect a Lien thereon under the UCC or other applicable law (such Collateral being the “PLEDGED COLLATERAL”) and any other Collateral and proceeds that it holds, as Collateral Trustee for itself and the other First Priority Claimholders and as Collateral Trustee and bailee for the Second Priority Collateral Trustee (such collateral agency/bailment being intended, among other things, to satisfy the requirements of Sections 8-106, 8-301(a)(2), 9-104, 9-105, 9-106, 9-107 and 9-313(c) of the UCC) for the purpose of perfecting the Liens and security interest granted under the First Priority Documents and the Second Priority Documents, respectively, and for all purposes of this Agreement, subject to the terms and conditions of this Agreement. The Second Priority Collateral Trustee agrees to hold any Pledged Collateral that is in its possession or control (or in the possession or control of its agents or bailees), and any other Collateral and proceeds that it or its agents or bailees holds, as Collateral Trustee for the Second Priority Claimholders and as Collateral Trustee and bailee for the First Priority Collateral Trustee (such collateral agency/bailment being intended, among other things, to satisfy the requirements of Sections 8-106, 8-301(a)(2), 9-104, 9-105, 9-106, 9-107 and 9-313(c) of the UCC) for the purpose of perfecting the Liens and security interest granted under the Second Priority Documents and the First Priority Documents, respectively, and for all purposes of this Agreement, subject to the terms and conditions of this Agreement.

          (b) The First Priority Collateral Trustee shall have no obligation whatsoever to the Second Priority Collateral Trustee or any other Second Priority Claimholder to ensure that the Pledged Collateral is genuine or owned by any of the Grantors or to protect or preserve rights, privileges, powers, remedies or benefits of any Person (including to protect or preserve the Collateral for the benefit of the Second Priority Claimholders) and shall not otherwise owe the Second Priority Collateral Trustee or any other Second Priority Claimholder any duty in respect of its role as Collateral Trustee and bailee pursuant to Section 5.4(a) except as expressly set forth in this Section 5.4. The duties or responsibilities of the First Priority Collateral Trustee under this Section 5.4 shall be limited solely to holding and/or maintaining control of the Pledged Collateral as Collateral Trustee and bailee in accordance with this Section 5.4 (to the extent that the First Priority Collateral Trustee has not Disposed of the Collateral or returned the Collateral to a Grantor or its designee in accordance with the First Priority Documents) and delivering the Pledged Collateral upon a Discharge of First Priority Obligations as provided in paragraph (c) below. Likewise, the Second Priority Collateral Trustee shall have no obligation whatsoever to the First Priority Claimholders, the First Priority Collateral Trustee or any First Priority Claimholder to ensure that the Pledged Collateral is genuine or owned by any of the Grantors or to protect or preserve rights, privileges, powers, remedies or benefits of any Person (including to protect or preserve the Collateral for the benefit of the First Priority Claimholders) and shall not owe any Person any duty in respect of its role as Collateral Trustee and bailee pursuant to Section 5.4(a) except as expressly set forth in this Agreement. The duties or responsibilities of the Second Priority Collateral Trustee under this Section 5.4 shall be limited solely to holding and/or maintaining control of the Pledged Collateral and any other Collateral and proceeds thereof that it holds as Collateral Trustee and bailee in accordance with this Agreement.
          (c) Upon the Discharge of First Priority Obligations, the First Priority Collateral Trustee shall, unless prohibited by any Requirement of Law, deliver the remaining Pledged Collateral (if any) together with any necessary endorsements, first, to the Second Priority Collateral Trustee if any Second Priority Obligations remain outstanding, and second, to the Company to the extent no First Priority Obligations or Second Priority Obligations remain outstanding (in each case, so as to allow such Person to obtain possession or control of such Pledged Collateral).
          (d) So long as the Discharge of First Priority Obligations has not occurred, the First Priority Collateral Trustee shall be entitled to deal with the Pledged Collateral or Collateral within its “control” in accordance with the terms of this Agreement, applicable law, and other First Priority Documents as if the Liens of the Second Priority Collateral Trustee and Second Priority Claimholders did not exist.
     5.5 When Discharge of First Priority Obligations Deemed to Not Have Occurred. This Agreement applies to any Refinancing of the First Priority Obligations permitted under Section 5.3 hereof, and constitutes a continuing offer by each of the Second Priority Indenture Trustee, the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, to any First Priority Indenture Trustee, First Priority Collateral Trustee and any other First Priority Claimholder, that such Second Priority Indenture Trustee, Second Priority Collateral Trustee and Second Priority Claimholders will be bound by the terms hereof with respect to any such Refinanced First Priority Obligations. If concurrently with the

Discharge of First Priority Obligations, the Company enters into any Refinancing permitted under Section 5.3 hereof that indefeasibly pays in full the First Priority Obligations, then such Discharge of First Priority Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement, and, from and after the date on which the New First Priority Debt Notice (defined below) is delivered to the Second Priority Collateral Trustee in accordance with the next sentence, the obligations and Indebtedness under such Refinancing shall automatically be treated as First Priority Obligations for all purposes of this Agreement, including for purposes of the Lien priorities and rights, privileges, powers and remedies in respect of Collateral set forth herein, and the new collateral trustee under the documents evidencing or governing such Refinanced obligations and Indebtedness (the “REFINANCING DOCUMENTS”) shall be the First Priority Collateral Trustee for all purposes of this Agreement. Upon receipt of a notice (the “NEW FIRST PRIORITY DEBT NOTICE”) stating that the Company has entered into Refinancing Documents (which notice shall include the identity of the new collateral trustee (such agent, the “NEW AGENT”)), the Second Priority Collateral Trustee, the Second Priority Indenture Trustee, the Company and the Grantors shall promptly (a) enter into such documents and agreements provided to it (including amendments, supplements or amendments and restatements of and to this Agreement and the Common Representative Agreement provided to it) as such New Agent shall reasonably request in writing in order to provide to the New Agent the rights, privileges, powers and remedies contemplated hereby, in each case consistent in all material respects with the terms of this Agreement and (b) deliver to the New Agent any Pledged Collateral held by it together with any necessary endorsements (or otherwise allow the New Agent to obtain control of such Pledged Collateral) (and the Second Priority Collateral Trustee shall be entitled to rely conclusively on such written request). The New Agent shall agree in a writing addressed to the Second Priority Collateral Trustee and the Second Priority Claimholders to be bound by the terms of this Agreement.
     5.6 Right to Receive Cash Interest. Subject to the terms of the other First Priority Documents, the Second Priority Documents and the Common Representative Agreement, nothing in this Agreement shall prohibit the receipt by the Second Priority Indenture Trustee, the Second Priority Collateral Trustee or the other Second Priority Claimholders of the cash interest payments on the Second Priority Securities, so long as (a) no Enforcement Period is then in existence, (b) neither the First Priority Collateral Trustee, the First Priority Indenture Trustee, nor the First Priority Noteholders who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the First Priority Securities has commenced the exercise of rights or remedies under any of the First Priority Documents; and (c) such cash interest payment is not received as a direct or indirect result of the exercise by the Second Priority Collateral Trustee, the Second Priority Indenture Trustee or any other Second Priority Claimholder of rights, privileges, powers, or remedies as a creditor (including setoff) or enforcement of any Lien.
SECTION 6 Insolvency or Liquidation Proceedings.
     6.1 Finance and Sale Issues.
          (a) Until the Discharge of First Priority Obligations has occurred, if the Company or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding and the First Priority Collateral Trustee shall desire to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code), on which the First Priority Collateral Trustee or any other creditor has a Lien or to permit the Company or any other Grantor to obtain financing, whether from the First Priority Claimholders or any other Person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP FINANCING”), then each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees that it will not raise directly or indirectly (or support any other Person raising), and hereby waives any right, privilege, power or remedy to raise directly or indirectly, any objection to such Cash Collateral use or DIP Financing including any objection that DIP Financing grants Liens senior to the Liens securing the Second Priority Obligations or otherwise entitles the DIP Financing to payment prior to any payment to the Second Priority Claimholders; provided that the Second Priority Collateral Trustee, on behalf of itself and the Second Priority Claimholders retain the right, privilege and power to object to any such Cash Collateral use or DIP Financing solely on the basis that more favorable financing terms are available to the Company at such time. The Second Priority Collateral Trustee, on behalf of itself and the other Second Priority Claimholders, will subordinate its Liens in the Collateral to the Liens securing such DIP Financing (and all obligations relating thereto) and will not request Adequate Protection (as defined in Section 6.3) or any other relief in connection therewith (except, as expressly agreed by the First Priority Collateral Trustee or to the extent permitted by Section 6.3).
          (b) The Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, each agree that they will not contest (or support any other Person contesting), and do hereby waive any right, privilege, power and remedy to contest any sale of the Collateral that has been approved by the First Priority Indenture Trustee or any of the other First Priority Claimholders, provided that (i) such sale is approved by a court of competent jurisdiction pursuant to Bankruptcy Law or other applicable law and (ii) the Liens, if any, of the Second Priority Collateral Trustee or any other Second Priority Claimholder on such Collateral shall attach to the proceeds, subject to the relative priorities described herein.
     6.2 Relief from the Automatic Stay. Until the Discharge of First Priority Obligations has occurred, each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees that, in any Insolvency or Liquidation Proceeding, none of them shall seek (or support any other Person seeking), and does hereby waive any right, privilege, power and remedy to seek relief from the automatic stay or any other stay or injunction under applicable law in respect of or related to or having an indirect or direct effect on the Collateral.
     6.3 Adequate Protection.
          (a) Until the Discharge of First Priority Obligations has occurred, each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees that none of them shall seek (or support any other Person seeking), and does hereby waive any right, privilege, power and remedy to seek, adequate protection pursuant to Section 361, 362, 363 or 364 of the Bankruptcy Code or any similar relief under any Bankruptcy Law (“ADEQUATE PROTECTION”); provided, however, that the Second Priority Collateral Trustee, on behalf of itself and the other Second

Priority Claimholders, may seek a junior Lien on the same assets with respect to which a United States bankruptcy court has granted a lien as Adequate Protection to secure the First Priority Obligations so long as (i) such junior Lien is subject to the same Lien subordination arrangements as set forth in this Agreement; and (ii) the Second Priority Indenture Trustee, the Second Priority Collateral Trustee and the other Second Priority Claimholders each waive all rights, privileges, powers and remedies, if any, to seek and receive payment in cash of any claims arising by virtue of such Liens, unless the Discharge of First Priority Obligations has occurred.
          (b) Each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees that none of them shall contest (or support any other Person contesting), and does hereby waive any right, privilege, power and remedy to contest:
          (i) any request by the First Priority Collateral Trustee or any of the other First Priority Claimholders for Adequate Protection; or
          (ii) any objection by the First Priority Indenture Trustee, the First Priority Collateral Trustee, or any of the other First Priority Claimholders to any motion, relief, action or proceeding based on the First Priority Indenture Trustee, the First Priority Collateral Trustee or any of the other First Priority Claimholders claiming a lack of Adequate Protection.
          (c) All Liens granted to the Second Priority Collateral Trustee or otherwise for the benefit of the Second Priority Claimholders, whether as Adequate Protection or otherwise, are intended by the parties hereto to be and for all purposes shall be deemed to be subject to the Lien priority and other provisions of this Agreement.
     6.4 No Waiver. Nothing contained herein shall prohibit or in any way limit the First Priority Collateral Trustee or any First Priority Claimholder from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by the Second Priority Collateral Trustee or any of the Second Priority Claimholders.
     6.5 Avoidance Issues. If any First Priority Claimholder is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay any amount paid in respect of First Priority Obligations (a “RECOVERY”), then such First Priority Claimholders shall be entitled to a reinstatement of First Priority Obligations with respect to all such recovered amounts, and the relative rights and priorities set forth herein shall be reinstated as to all such recovered amounts as though such amounts had not been paid to such First Priority Claimholder. Each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees to promptly pay over to the First Priority Collateral Trustee all amounts received to the extent that such payments would have been prohibited hereunder if such First Priority Obligations had not been paid to the First Priority Claimholder. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Nothing in this Section 6.5 shall be deemed a waiver or release by any Second Priority Claimholder of any claim or cause of action against any First Priority Claimholder arising out of the willful misconduct or fraud of such First Priority Claimholder.
     6.6 Reorganization Securities. If, in any Insolvency or Liquidation Proceeding, debt obligations of any of the Company or any Grantor, or any successor, assigns, transferees of such Company or Grantor, or their respective estates, secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of First Priority Obligations and on account of Second Priority Obligations, then, to the extent the debt obligations distributed on account of the First Priority Obligations and on account of the Second Priority Obligations are secured by Liens, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.
     6.7 Post-Petition Interest. Each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, hereby waives in favor of the First Priority Collateral Trustee and the other First Priority Claimholders, the right, privilege, power and remedy to seek payment in cash of post-petition interest that might otherwise accrue following the commencement of any Insolvency or Liquidation Proceeding, unless the Discharge of First Priority Obligations has occurred.
     6.8 Separate Grants of Security and Separate Classification. Each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each for itself and on behalf of the other Second Priority Claimholders, and each of the First Priority Indenture Trustee and the First Priority Collateral Trustee, each for itself and on behalf of the other First Priority Claimholders, acknowledges and agrees that (a) the grants of Liens pursuant to the First Priority Security Documents and the Second Priority Security Documents constitute two separate and distinct grants of Liens; and (b) because of, among other things, their differing rights, privileges, powers and remedies in the Collateral, the Second Priority Obligations are fundamentally different from the First Priority Obligations and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that the claims of the First Priority Claimholders and the Second Priority Claimholders in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each of the parties hereto hereby acknowledges and agrees that all distributions in respect of Collateral in any Insolvency or Liquidation Proceeding shall be made as if there were separate classes of senior and junior secured claims against the Grantors in respect of the Collateral (with the effect being that the First Priority Claimholders shall be entitled to receive, in addition to amounts otherwise distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing in respect of post-petition interest (including any additional interest payable pursuant to the First Priority Documents, arising from or related to a Default, which is disallowed as a claim in any Insolvency or Liquidation Proceeding), subject to the other applicable provisions of this Agreement, before any distribution is made in respect of the claims held by the Second Priority Claimholders with respect to the Collateral, with each of the Second Priority Indenture Trustee and the other Second Priority Collateral Trustee, each for itself and on behalf of the other Second Priority Claimholders, hereby acknowledging and agreeing to turn over to the First Priority Collateral Trustee, for itself and on behalf of the First Priority Claimholders, amounts otherwise received or receivable by them in respect of Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Second Priority Claimholders).
     6.9 Voting Rights. In any Insolvency or Liquidation Proceeding in Mexico, neither the Second Priority Collateral Trustee, the Second Priority Indenture Trustee nor any other Second Priority Claimholder shall directly or indirectly vote to accept, vote to reject, execute, veto, or object to any plan or agreement of reorganization of the Company or any other Grantor unless the right to vote to accept, vote to reject, execute, veto, or object to such plan or agreement (i) has not been granted to the common representative under the Common Representative Agreement, or (ii) is otherwise consistent with the terms of the Common Representative Agreement.
     6.10 Proofs of Claim. In any Insolvency or Liquidation Proceeding in Mexico, neither the Second Priority Collateral Trustee, the Second Priority Indenture Trustee nor any other Second Priority Claimholder shall directly or indirectly file or otherwise submit any proof or statement of claim or any other application for recognition of claim with respect to the Second Priority Obligations that violates or is otherwise inconsistent with the provisions of this Agreement or the terms of the Common Representative Agreement. Without limiting the foregoing, each Second Priority Claimholder shall, upon written request provided to the Second Priority Indenture Trustee, promptly provide the First Priority Indenture Trustee with a copy of any proof or statement of claim or any other application for recognition of claim with respect to the Second Priority Obligations filed or submitted in any Insolvency or Liquidation Proceeding by or at the direction or request of such Second Priority Claimholder.
SECTION 7 Waivers; Etc.
     7.1 No Warranties or Liability. Except as otherwise provided herein or in the Common Representative Agreement, each of the First Priority Indenture Trustee and the First Priority Collateral Trustee, each on behalf of itself and the other First Priority Claimholders under the First Priority Documents, acknowledges and agrees that each of the Second Priority Collateral Trustee and the other Second Priority Claimholders have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the Second Priority Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein or in the Common Representative Agreement, the Second Priority Claimholders will be entitled to act under the Second Priority Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. Except as otherwise provided herein or in the Common Representative Agreement, each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, acknowledges and agrees that the First Priority Collateral Trustee and the other First Priority Claimholders have made no express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the First Priority Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon. Except as otherwise provided herein, the First Priority Collateral Trustee and the other First Priority Claimholders will be entitled to act under the First Priority Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate. Except as provided herein and in the Common Representative Agreement, the Second Priority Collateral Trustee and the other Second Priority Claimholders shall have no duty to the First Priority Collateral Trustee or any of the other First Priority Claimholders, and the First Priority Collateral Trustee and the other First Priority Claimholders shall have no duty to the Second Priority Collateral Trustee or any of the other Second Priority Claimholders, to act or refrain from acting in a manner which results in the occurrence or continuance of an event of default or default under any agreements with the Company or any other Grantor (including the First Priority Documents and the Second Priority Documents), regardless of any knowledge thereof which they may have or be charged with.
     7.2 No Waiver of Lien Priorities.
          (a) No right, privilege, power or remedy of the First Priority Claimholders, the First Priority Collateral Trustee or any of them to enforce any provision of this Agreement or any First Priority Document shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or any other Grantor or by any act or failure to act by any First Priority Claimholder or the First Priority Collateral Trustee, or by any noncompliance by any Person with the terms, provisions and covenants of this Agreement, any of the First Priority Documents or any of the Second Priority Documents, regardless of any knowledge thereof which the First Priority Collateral Trustee or the other First Priority Claimholders, or any of them, may have or be otherwise charged with.
          (b) Without in any way limiting the generality of the foregoing paragraph (but subject to the provisions of Section 5.3(a) and (d)), the First Priority Claimholders, the First Priority Collateral Trustee and any of them may, at any time and from time to time in accordance with the First Priority Documents and/or applicable law, without the consent of the Second Priority Collateral Trustee or any other Second Priority Claimholders, without incurring any liabilities to the Second Priority Collateral Trustee or any other Second Priority Claimholders and without impairing or releasing the Lien priorities and other benefits provided in this Agreement (even if any right, privilege or power of subrogation or other right, privilege, power or remedy of the Second Priority Collateral Trustee or any other Second Priority Claimholders is affected, impaired or extinguished thereby), do any one or more of the following:
          (i) change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange, increase or alter, the terms of any of the First Priority Obligations or any Lien on any First Priority Collateral or guaranty thereof or any liability of the Company or any other Grantor, or any liability incurred directly or indirectly in respect thereof (including any increase in or extension of the First Priority Obligations, without any restriction as to the tenor or terms of any such increase or extension) or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by the First Priority Collateral Trustee or any of the other First Priority Claimholders, the First Priority Obligations or any of the First Priority Documents;
          (ii) sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner and in any order any part of the First Priority Collateral or any liability of the Company or any other Grantor to the First Priority

Claimholders or the First Priority Collateral Trustee, or any liability incurred directly or indirectly in respect thereof;
          (iii) settle or compromise any First Priority Obligation or any other liability of the Company or any other Grantor or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to any liability (including the First Priority Obligations) in any manner or order;
          (iv) exercise or delay in or refrain from exercising any right, privilege, power or remedy against the Company or any security or any other Grantor or any other Person, elect any remedy and otherwise deal freely with the Company, any other Grantor or any First Priority Collateral and any security and any guarantor or any liability of the Company or any other Grantor to the First Priority Claimholders or any liability incurred directly or indirectly in respect thereof;
          (v) take or fail to take any Lien or any other collateral security for any of the First Priority Obligations or take or fail to take any action which may be necessary or appropriate to ensure that any Lien on any Collateral or other Lien upon any Property is duly enforceable or perfected or entitled to priority as against any other Lien or take or fail to take any action to ensure that any proceeds of any Property subject to any Lien are applied to the payment of any First Priority Obligations or any other obligation secured hereby; and
          (vi) release, discharge or permit the lapse of any or all Liens on the First Priority Collateral or any other assets or Property at any time securing any of the First Priority Obligations.
          (c) Each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, also agrees that, except for a breach of this Agreement or the Common Representative Agreement, the First Priority Claimholders and the First Priority Collateral Trustee shall have no liability to the Second Priority Collateral Trustee, the Second Priority Indenture Trustee or any other Second Priority Claimholders, and, each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, hereby waives any claim against any First Priority Claimholder, the First Priority Indenture Trustee or the First Priority Collateral Trustee, arising out of any and all actions which the First Priority Claimholders, the First Priority Indenture Trustee or the First Priority Collateral Trustee may take or permit or omit to take with respect to:
          (i) the First Priority Documents (other than this Agreement and the Common Representative Agreement);
          (ii) the collection of the First Priority Obligations under the First Priority Documents as permitted under this Agreement; or
          (iii) the foreclosure upon, or sale, liquidation or other Disposition of, any First Priority Collateral as permitted under this Agreement.

Each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees that the First Priority Claimholders, the First Priority Indenture Trustee and the First Priority Collateral Trustee have no duty to them in respect of the maintenance or preservation of the First Priority Collateral, the First Priority Obligations or otherwise.
          (d) Until the Discharge of First Priority Obligations, each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, agrees not to assert and hereby waives, to the fullest extent permitted by law, any right, privilege or power to demand, request, plead or otherwise assert or otherwise claim the benefit of, any marshalling, appraisal, valuation or other similar right, privilege or power that may otherwise be available under applicable law indirectly or directly affecting the Collateral or any other similar rights, privileges or powers a junior secured creditor may have under applicable law.
     7.3 Obligations Unconditional. All rights, privileges, powers, remedies, interests, agreements and obligations of the First Priority Collateral Trustee and the other First Priority Claimholders and the Second Priority Collateral Trustee and the other Second Priority Claimholders, respectively, hereunder shall remain in full force and effect irrespective of:
          (a) any lack of validity or enforceability of any First Priority Documents or any Second Priority Documents;
          (b) except as otherwise expressly set forth in this Agreement, any change in the time, manner or place of payment of, or in any other terms of, all or any of the First Priority Obligations or Second Priority Obligations, or any amendment, Refinancing or waiver or other modification, whether by course of conduct or otherwise, of the terms of any First Priority Document or any Second Priority Document;
          (c) except as otherwise expressly set forth in this Agreement, any exchange, release, voiding, avoidance, or nonperfection of any Lien or other security interest in any Collateral or any other assets, Property or collateral, or any amendment, waiver, Refinancing or other modification, whether in writing or by course of conduct or otherwise, of all or any of the First Priority Obligations or Second Priority Obligations or any guaranty thereof;
          (d) the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or any other Grantor; or
          (e) any other circumstances, other than the Discharge of First Priority Obligations, which otherwise might constitute a defense available to, or a discharge of, the Company or any other Grantor in respect of the First Priority Collateral Trustee, the First Priority Obligations, any First Priority Claimholder, the Second Priority Collateral Trustee, the Second Priority Obligations or any Second Priority Claimholder in respect of this Agreement.

SECTION 8 Miscellaneous.
     8.1 Conflicts. In the event of any conflict between the provisions of this Agreement and the provisions of any First Priority Document or any Second Priority Document, the provisions of this Agreement shall govern and control. In the event of any conflict between the provisions of this Agreement and the Common Representative Agreement, the provisions of the Common Representative Agreement shall govern and control.
     8.2 Effectiveness; Continuing Nature of this Agreement; Severability. This Agreement shall become effective when executed and delivered by the parties hereto. Each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, (each on behalf of itself and the other Second Priority Claimholders) and the First Priority Indenture Trustee and the First Priority Collateral Trustee (each on behalf of itself and the other First Priority Claimholders), hereby waive any right, privilege or power it may have under applicable law to revoke this Agreement or any of the provisions of this Agreement. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. All references to the Company or any other Grantor shall include the Company or such Grantor as debtor and debtor-in-possession and any receiver or trustee for the Company or any other Grantor (as the case may be) in any Insolvency or Liquidation Proceeding. This Agreement shall terminate and be of no further force and effect on the date of Discharge of First Priority Obligations, subject to the rights, privileges and powers of the First Priority Collateral Trustee and the other First Priority Claimholders under Sections 5.5 and 6.5.
     8.3 Amendments; Waivers. No amendment, modification or waiver of any of the provisions of this Agreement by the Second Priority Indenture Trustee, the Second Priority Collateral Trustee, the First Priority Indenture Trustee or the First Priority Collateral Trustee shall be deemed to be made unless the same shall be in writing signed on behalf of each party hereto or its authorized agent and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights, privileges, powers or remedies of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. Notwithstanding the foregoing, the Company shall not have any right, privilege or power to consent to or approve any amendment, modification or waiver of any provision of this Agreement, except to the extent such amendment, modification or waiver affects the rights or obligations of the Company under this Agreement.
     8.4 Information Concerning Financial Condition of the Company and its Subsidiaries. None of the Second Priority Claimholders shall be responsible for keeping any of the First Priority Claimholders informed of, and none of the First Priority Claimholders shall be responsible for keeping any of the Second Priority Claimholders informed of, (a) the financial condition of the Company and its Subsidiaries and all endorsers and/or guarantors of the First Priority Obligations or the Second Priority Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Priority Obligations or the Second Priority Obligations. The First Priority Collateral Trustee and the other First Priority Claimholders shall have no duty to advise the Second Priority Collateral Trustee or any other Second Priority Claimholder, and the Second Priority Collateral Trustee and the other Second Priority Claimholders shall have no duty to advise the First Priority Collateral Trustee or any other First Priority Claimholder, of information known to it or them regarding such condition or any such circumstances or otherwise. In the event the First Priority Collateral Trustee or any of the other First Priority Claimholders or the Second Priority Collateral Trustee or any of the other Second Priority Claimholders, each in its or their sole discretion, undertakes at any time or from time to time to provide any such information to the Second Priority Collateral Trustee or any other Second Priority Claimholder or the First Priority Collateral Trustee or other First Priority Claimholders, as applicable, it or they shall be under no obligation:
          (a) to make, and the First Priority Collateral Trustee and the other First Priority Claimholders or Second Priority Collateral Trustee and the other Second Priority Claimholders, as applicable, shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided;
          (b) to provide any additional information or to provide any such information on any subsequent occasion;
          (c) to undertake any investigation; or
          (d) to disclose any information, which pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.
The First Priority Collateral Trustee shall send to the Second Priority Collateral Trustee a copy of any Notice of Default (as defined in the First Priority Collateral Trust Agreement) delivered by the First Priority Collateral Trustee to the Company promptly following the delivery of such Notice of Default to the Company. The failure of the First Priority Collateral Trustee to send any such Notice of Default to the Second Priority Collateral Trustee shall not affect the Lien priorities provided in this Agreement or any other rights or remedies of any of the First Priority Claimholders under any of the First Priority Documents.
     8.5 Subrogation. With respect to the value of any payments or distributions in cash, properly or other assets that any of the Second Priority Claimholders or the Second Priority Collateral Trustee pays over to the First Priority Collateral Trustee or any of the other First Priority Claimholders under the terms of this Agreement, the Second Priority Claimholders and the Second Priority Collateral Trustee shall be subrogated to the rights, privileges and powers of the First Priority Collateral Trustee and the other First Priority Claimholders; provided that, each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, hereby agrees not to assert or enforce all such rights, privileges and powers of subrogation it may acquire as a result of any payment hereunder until the Discharge of First Priority Obligations has occurred. The Company acknowledges and agrees that the value of any payments or distributions in cash, properly or other assets received by the Second Priority Collateral Trustee or the other Second Priority Claimholders that are paid over to the First Priority Collateral Trustee or the other First Priority

Claimholders pursuant to this Agreement shall not reduce (or if previously used to reduce the Second Priority Obligations shall be added to) any of the Second Priority Obligations.
     8.6 Application of Payments. All payments received by the First Priority Collateral Trustee or any of the other First Priority Claimholders may be applied, reversed and reapplied, in whole or in part, to such part of the First Priority Obligations provided for in the First Priority Documents. Each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, each on behalf of itself and the other Second Priority Claimholders, assents to any extension or postponement of the time of payment, subject to Section 5.3(a), of the First Priority Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security which may at any time secure any part of the First Priority Obligations and to the addition or release of any other Person primarily or secondarily liable therefor.
     8.7 Obligations under Mexican Applicable Law. Neither the Second Priority Collateral Trustee, the Second Priority Trustee, nor any other Second Priority Claimholder shall file any proof of claim, or the equivalent thereof, or take any other action in connection with any Insolvency or Liquidation Proceeding of any Grantor that is inconsistent with the terms of this Agreement or the Common Representative Agreement.
     8.8 Agent for Service; Waiver of Immunities; Submission to Jurisdiction.
          (a) By the execution and delivery of this Agreement or any amendment or supplement hereto, the First Priority Collateral Trustee and the First Priority Indenture Trustee hereby (i) designates and appoints, and acknowledges that it has, by separate written instrument, designated and appointed Stephen Ferrera, Vice President, International Finance, c/o HSBC Bank USA, National Association, 10 East 40th Street, New York, NY 10016 (or such person who may be successor to Stephen Ferrera in such office), as their respective authorized agent upon which process may be served in any suit, action, or proceeding, including without limitation any enforcement, collection, insolvency, bankruptcy, or similar proceeding, with respect to, arising out of, or relating to, this Agreement, whether commenced by the Second Priority Indenture Trustee, one or more Second Priority Claimholders, one or more holders of beneficial interests in the Second Priority Securities, or any other interested party, or an action for recognition and enforcement of any judgment in respect thereof, and acknowledges that Stephen Ferrera (or successor) has accepted such designation and (ii) agrees that service of process upon Stephen Ferrera (or successor) at the foregoing address shall be deemed in every respect effective service of process upon the First Priority Collateral Trustee and the First Priority Indenture Trustee, as the case may be, in any such suit, action or proceeding. Each of the First Priority Collateral Trustee and the First Priority Indenture Trustee further agrees to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such designation and appointment of Stephen Ferrera (or successor) in full force and effect so long as this Agreement shall be in full force and effect; provided, however, that each of the First Priority Collateral Trustee and the First Priority Indenture Trustee may and shall (to the extent Stephen Ferrera (or successor) ceases to be able to be served on the basis contemplated herein), by written notice to the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, designate such additional or alternative agents for service of process under this Section 8.8 that (i) maintains an office located in the

Borough of Manhattan, The City of New York in the State of New York, (ii) are either (x) counsel for the First Priority Collateral Trustee and the First Priority Indenture Trustee or (y) a corporate service company which acts as agent for service of process for other persons in the ordinary course of its business and (iii) agrees in writing, a copy of which is delivered to the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, to act as agent for service of process in accordance with this Section 8.8. Such notice shall identify the name of such agent for process and the address of such agent for process in the Borough of Manhattan, The City of New York, State of New York. Notwithstanding the foregoing, there shall, at all times, be at least one agent for service of process for each of the First Priority Collateral Trustee and the First Priority Indenture Trustee appointed and acting in accordance with this Section 8.8.
          (b) By the execution and delivery of this Agreement or any amendment or supplement hereto, the Second Priority Collateral Trustee and the Second Priority Indenture Trustee hereby (i) designates and appoints, and acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System, currently located at 111 Eighth Avenue, 13th Floor, New York, NY 10011, as their respective authorized agent upon which process may be served in any suit, action, or proceeding, including without limitation any enforcement, collection, insolvency, bankruptcy, or similar proceeding, with respect to, arising out of, or relating to, this Agreement, whether commenced by the First Priority Indenture Trustee, one or more First Priority Claimholders, one or more holders of beneficial interests in the First Priority Securities, or any other interested party, or an action for recognition and enforcement of any judgment in respect thereof, and acknowledges that CT Corporation System has accepted such designation and (ii) agrees that service of process upon CT Corporation System at the foregoing address shall be deemed in every respect effective service of process upon the Second Priority Collateral Trustee and the Second Priority Indenture Trustee, as the case may be, in any such suit, action or proceeding. Each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee further agrees to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as this Agreement shall be in full force and effect; provided, however, that each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee may and shall (to the extent CT Corporation System ceases to be able to be served on the basis contemplated herein), by written notice to the First Priority Indenture Trustee and the First Priority Collateral Trustee, designate such additional or alternative agents for service of process under this Section 8.8 that (i) maintains an office located in the Borough of Manhattan, The City of New York in the State of New York, (ii) are either (x) counsel for the Second Priority Collateral Trustee and the Second Priority Indenture Trustee or (y) a corporate service company which acts as agent for service of process for other persons in the ordinary course of its business and (iii) agrees in writing, a copy of which is delivered to the First Priority Indenture Trustee and the First Priority Collateral Trustee, to act as agent for service of process in accordance with this Section 8.8. Such notice shall identify the name of such agent for process and the address of such agent for process in the Borough of Manhattan, The City of New York, State of New York. Notwithstanding the foregoing, there shall, at all times, be at least one agent for service of process for each of the Second Priority Collateral Trustee and the Second Priority Indenture Trustee appointed and acting in accordance with this Section 8.8.

          (c) To the extent that any of the First Priority Collateral Trustee, the First Priority Indenture Trustee, the Second Priority Collateral Trustee or the Second Priority Indenture Trustee has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, or otherwise) with respect to itself or its property, each hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law.
          (d) Each party hereto hereby irrevocably and unconditionally:
          (i) submits for itself and its Property in any suit, action, or proceeding, including without limitation any enforcement, collection, insolvency, bankruptcy, or similar proceeding, with respect to, arising out of, or relating to, this Agreement whether commenced by the First Priority Indenture Trustee, one or more First Priority Claimholders, one or more holders of beneficial interests in the First Priority Securities, the Second Priority Indenture Trustee, one or more Second Priority Claimholders, one or more holders of beneficial interests in the Second Priority Securities, or any other interested party, or an action for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the Courts of the State of New York sitting in New York County, the courts of the United States for the Southern District of New York, appellate courts from any thereof and to the courts of its own corporate domicile in respect of actions brought against it as a defendant and waives any other forum or court that takes jurisdiction by reason of the location of such party’s present or future assets or otherwise;
          (ii) consents that any suit, action, or proceeding, including without limitation any enforcement, collection, insolvency, bankruptcy, or similar proceeding, with respect to, arising out of, or relating to, this Agreement, whether commenced by the First Priority Indenture Trustee, one or more First Priority Claimholders, one or more holders of beneficial interests in the First Priority Securities, the Second Priority Indenture Trustee, one or more Second Priority Claimholders, one or more holders of beneficial interests in the Second Priority Securities, or any other interested party, or any other interested party, or an action for recognition and enforcement of any judgment in respect thereof, may be brought in the courts set forth in Section 8.8 and waives, to the fullest extent it may effectively do so under applicable law, trial by jury and any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such suit, action, or proceeding was brought in an inconvenient court, and agrees not to plead or claim the same;
          (iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the agent for service of process described above; and
          (iv) agrees that nothing herein shall affect the right, privilege or power to effect service of process in any other manner permitted by law.

       8.9 Notices. Any notices or other communications to the First Priority Indenture Trustee, the First Priority Collateral Trustee, the Second Priority Indenture Trustee or the Second Priority Collateral Trustee required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telex, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:
if to the First Priority Indenture Trustee:
HSBC Bank USA, National Association
10 East 40th Street
New York, NY 10016
Attention: Stephen Ferrera, Vice President, International Finance
Telephone: (212) 525-7456
Telecopy: (212) 525-1300
if to the First Priority Collateral Trustee:
HSBC Bank USA, National Association
10 East 40th Street
New York, NY 10016
Attention: Stephen Ferrera, Vice President, International Finance
Telephone: (212) 525-7456
Telecopy: (212) 525-1300
if to the Second Priority Indenture Trustee:

Wells Fargo Bank, National Association
Corporate Trust
Sixth Street and Marquette Avenue
MAC N 9303-120
Minneapolis, MN 55479
Attention: Corporate Trust
Telephone: (612) 667-2344
Telecopy: (612) 667-9825
if to the Second Priority Collateral Trustee:
Wells Fargo Bank, National Association
Corporate Trust
Sixth Street and Marquette Avenue
MAC N 9303-120
Minneapolis, MN 55479
Attention: Corporate Trust
Telephone: (612) 667-2344
Telecopy: (612) 667-9825
          (a) Any parry by notice to each other party may designate additional or different addresses as shall be furnished in writing by such party. Any notice or communication to any parry shall be deemed to have been given or made as of the date so delivered, if personally delivered; when receipt is acknowledged, if telecopied; and five (5) Business Days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).
     8.10 Further Assurances. Each of the First Priority Indenture Trustee and the First Priority Collateral Trustee, each on behalf of itself and the First Priority Claimholders, each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the Second Priority Claimholders, and the Company, agrees that each of them shall take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the First Priority Collateral Trustee or the Second Priority Collateral Trustee may reasonably request to effectuate the terms of and the Lien priorities contemplated by this Agreement, including without limitation coordinating the order and timing of filing or recording any of the First Priority Documents and Second Priority Documents to evidence or effectuate the Lien priorities contemplated herein.
     8.11 APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES EXCEPT SECTIONS 5-1401 AND 5-1402 OF THE NEW YOUR GENERAL OBLIGATIONS LAW).
     8.12 Binding on Successors and Assigns. This Agreement shall be binding upon the First Priority Collateral Trustee, the First Priority Indenture Trustee, the other First Priority Claimholders, the Second Priority Collateral Trustee, the Second Priority Indenture Trustee and the other Second Priority Claimholders and their respective successors and assigns. Without limiting the foregoing, (i) upon the resignation or removal of the First Priority Indenture Trustee or the First Priority Collateral Trustee, as applicable, pursuant to the terms of the First Priority Documents and the delivery of written notice from the successor or replacement agent addressed to the Second Priority Collateral Trustee and the other Second Priority Claimholders that it is the successor First Priority Collateral Trustee or First Priority Indenture Trustee, as applicable, and is therefore bound by the terms of this Agreement, the resigning or removed First Priority Collateral Trustee or First Priority Indenture Trustee, as applicable, shall be discharged from its duties and obligations hereunder, and (ii) upon the resignation or removal of the Second Priority Collateral Trustee or Second Priority Indenture Trustee, as applicable, pursuant to the terms of the Second Priority Documents and the delivery of written notice from the successor or replacement agent addressed to the First Priority Collateral Trustee and the First Priority Claimholders that it is the successor Second Priority Collateral Trustee or Second Priority Indenture Trustee, as applicable, and is therefore bound by the terms of this Agreement, the resigning or removed Second Priority Collateral Trustee or Second Priority Indenture Trustee, as applicable, shall be discharged from its duties and obligations hereunder.
     8.13 Specific Performance. Each of the First Priority Indenture Trustee or the First Priority Collateral Trustee or the Second Priority Collateral Trustee or the Second Priority Indenture Trustee may demand specific performance of this Agreement. Each of the First Priority Indenture Trustee and the First Priority Collateral Trustee, each on behalf of itself and the other First Priority Claimholders, and each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Claimholders, hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense which might be asserted to bar the remedy of specific performance in any action which may be brought by the First Priority Collateral Trustee or the other First Priority Claimholders or the Second Priority Collateral Trustee or the other Second Priority Claimholders, as the case may be.
     8.14 Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.
     8.15 Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement or any document or instrument delivered in connection herewith by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement or such other document or instrument, as applicable.
     8.16 Authorization. By its signature, each Person executing this Agreement hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement.
     8.17 No Third Party Beneficiaries. This Agreement and the rights, privileges, powers and benefits hereof shall inure to the benefit of, and be binding upon, each of the parties hereto and its respective successors and assigns and shall inure to the benefit of, and be binding upon, each of the First Priority Collateral Trustee, the First Priority Indenture Trustee, the other First Priority Claimholders, the Second Priority Collateral Trustee, the Second Priority Indenture Trustee and the other Second Priority Claimholders. Nothing in this Agreement shall impair, as between the Company and the other Grantors and the First Priority Collateral Trustee, the First Priority Indenture Trustee and the other First Priority Claimholders, or as between the Company and the other Grantors and the Second Priority Collateral Trustee, the Second Priority Indenture Trustee and the other Second Priority Claimholders, the obligations of the Company and the other Grantors to pay principal, interest, fees and other amounts as provided in the First Priority Documents and the Second Priority Documents, respectively.
     8.18 Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights, privileges, powers and remedies of the First Priority Indenture Trustee, the First Priority Collateral Trustee and the other First Priority Claimholders on the one hand and the Second Priority Indenture Trustee, the Second Priority Collateral Trustee and the other Second Priority Claimholders on the other hand. None of the Company, any other Grantor or any other creditor thereof shall have any rights, privileges, powers or remedies hereunder. Nothing in this Agreement is intended to or shall impair the obligations of the Company or any other Grantor, which are absolute and unconditional, to pay the First Priority Obligations and the Second Priority Obligations as and when the same shall become due and payable in accordance with their terms.
     8.19 Collateral Trustees and Indenture Trustees.

          (a) Without limiting any rights of the First Priority Collateral Trustee, the First Priority Indenture Trustee, the Second Priority Collateral Trustee, or the Second Priority Indenture Trustee under this Agreement: (i) the First Priority Collateral Trustee and the First Priority Indenture Trustee shall be entitled with regard to their respective acts and omissions hereunder to the same rights, protections, privileges, immunities, and indemnities from the Company and the other First Priority Claimholders as the First Priority Collateral Trustee and First Priority Indenture Trustee would be entitled from the Company and the other First Priority Claimholders under the other First Priority Documents, including, without limitation, rights,protections, privileges, immunities, and indemnities regarding any amendments, modifications, waivers, or supplements hereunder, and (ii) the Second Priority Collateral Trustee and the Second Priority Indenture Trustee shall be entitled with regard to their respective acts and omissions hereunder to the same rights, protections, privileges, immunities, and indemnities from the Company and the other Second Priority Claimholders as the Second Priority Collateral Trustee and Second Priority Indenture Trustee would be entitled from the Company and the other Second Priority Claimholders under the other Second Priority Documents, including, without limitation, rights, protections, privileges, immunities, and indemnities regarding any amendments, modifications, waivers, or supplements hereunder.
          (b) Notwithstanding any other provision of this Agreement, each of the First Priority Collateral Trustee, the First Priority Indenture Trustee, the Second Priority Collateral Trustee, and the Second Priority Indenture Trustee may enforce against the Company and against any Guarantor Subsidiary and may otherwise defend and protect any right that the applicable trustee may have under any other First Priority Document or Second Priority Document, as applicable, or applicable law to collect its own fees, costs, and expenses from the Company or from such Guarantor Subsidiary, provided, however, that this sentence shall not permit the Second Priority Collateral Trustee or the Second Priority Indenture Trustee to enforce any rights in or take any action against the Collateral or proceeds thereof unless otherwise expressly permitted under this Agreement.
          (c) Each of the First Priority Indenture Trustee, First Priority Collateral Trustee, Second Priority Indenture Trustee, and Second Priority Collateral Trustee in its individual or any other capacity (except in its capacity as trustee) may deal with the Company or its affiliates with the same rights as if it were not the First Priority Indenture Trustee, First Priority Collateral Trustee, Second Priority Indenture Trustee, and Second Priority Collateral Trustee, as applicable.
     8.20 Release of Liabilities. By execution of this Agreement, each of the First Priority Collateral Trustee, the First Priority Indenture Trustee, the Second Priority Collateral Trustee and the Second Priority Indenture Trustee acknowledge and agree that none of the members of the Board of Directors, officers or representatives of the Company shall have or assume any liability in respect of the Company’s obligations arising from the execution of this Agreement under the provisions of Article 233, in relation with article 229, paragraph (V), of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles). Consequently, each such person is released from such liability, with the broadest release that may be granted pursuant to applicable law, without any of the First Priority Collateral Trustee, the First Priority Indenture Trustee, the Second Priority Trustee or the Second Priority Indenture Trustee reserving any action against them for such liability, which is hereby expressly and irrevocably waived.

     IN WITNESS WHEREOF, the parties hereto have executed this Intercreditor Agreement as of the date first written above.

HSBC BANK USA, NATIONAL ASSOCIATION, as First Priority Collateral Trustee

By:	/s/ Stephen Ferrera
Name:	STEPHEN FERRERA
Title:	VICE PRESIDENT

HSBC BANK USA, NATIONAL ASSOCIATION, as First Priority Indenture Trustee

By:	/s/ Stephen Ferrera
Name:	STEPHEN FERRERA
Title:	VICE PRESIDENT
Signature page to Intercreditor Agreement

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Second Priority Collateral Trustee

By:	/s/ Jane Y. Schwelger
Name:	Jane Y. Schwelger
Title:	Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Second Priority Indenture Trustee

By:	/s/ Jane Y. Schwelger
Name:	Jane Y. Schwelger
Title:	Vice President
Signature page to Intercreditor Agreement

ACKNOWLEDGED AND AGREED TO BY:

SATÉLITES MEXICANOS, S.A. DE C.V., as the Company

By:	/s/ Cynthia Pelini Addario

	Name:	Cynthia Pelini Addario
	Title:	EVP Finance & Administration

Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
Telephone: (52) (55) 2629-5808
Fax: (52) (55) 2629-5895

By:	/s/ Carmen Ochoa

	Name:	Carmen Ochoa
	Title:	General Counsel

Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
Telephone: (52) (55) 5201-0858
Fax: (52) (55) 2629-0895
Signature page to Intercreditor Agreement

ACKNOWLEDGED AND AGREED TO BY:

SMVS-ADMINISTRACIÓN, S. DE R.L. DE C.V., as Guarantor

By:	/s/ Carmen Ochoa

	Name:	CARMEN OCHOA
	Title:	Legal Representative

Address for Notices:

SMVS-Administración, S. de R.L. dc C.V.
Rodolfo Gaona #86
Col. Lomas de Soteto
Mexico D.F. 11200 Mexico

SMVS-SERVICIOS TÉCNICOS, S. DE R.L. DE C.V., as Guarantor

By:	/s/ Carmen Ochoa

	Name:	CARMEN OCHOA
	Title:	Legal Representative

Address for Notices:

SMVS-Servicios Técnicos, S. de R.L. de C.V.
Rodolfo Gaona #86
Col. Lomas de Soteto
Mexico, D.F. 11200 Mexico
Signature page to Intercreditor Agreement

ACKNOWLEDGED AND AGREED TO BY:

SMVS-ADMINISTRACIÓN, S. DE R.L. DE C.V., as Guarantor

By:	/s/ Cynthia M. Pelini

	Name:	CYNTHIA M. PELINI
	Title:	Attorney-in-fact

Address for Notices:

SMVS-Administración, S. de R.L. de C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
Mexico D.F. 11200 Mexico

SMVS-SERVICIOS TÉCNICOS, S. DE R.L. DE C.V., as Guarantor

By:	/s/ Cynthia M. Pelini

	Name:	CYNTHIA M. PELINI
	Title:	Attorney-in-fact

Address for Notices:

SMVS Servicios Técnicos, S. de R.L. de C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
Mexico, D.F. 11200 Mexico
Signature page to Intercreditor Agreement

Exhibit A: Form of Common Representative Agreement
IRREVOCABLE COMMON REPRESENTATIVE AGREEMENT
among
Banco Invex, S.A.,
Institución de Banca Múltiple, Invex Grupo Financiero
as Common Representative;
Wells Fargo Bank, National Association.
as Second Priority Collateral Trustee;
Wells Fargo Bank, National Association.
as Second Priority Indenture Trustee;
HSBC Bank USA, National Association
as First Priority Indenture Trustee
and
Satelites Mexicanos, S.A. de C.V.
Dated as of November 30, 2006

 i

IRREVOCABLE COMMON REPRESENTATIVE AGREEMENT (“Contrato de Mandato Irrevocable” or “Agreement”), dated as of November 30, 2006, by and among Banco Invex, S.A., Institución de Banca Múliple, Invex Grupo Financiero, a financial institution organized under the laws of the United Mexican States, as Common Representative (defined below), Wells Fargo Bank, National Association, as Second Priority Indenture Trustee (as defined below), (for itself and on behalf of the Second Priority Holders (defined below)) Wells Fargo Bank, National Association, as Second Priority Collateral Trustee (as defined below) (for itself and on behalf of the Second Priority Holders), HSBC Bank USA, National Association, as First Priority Indenture Trustee (defined below) (for itself and on behalf of the First Priority Holders), and Satélites Mexicanos, S.A. de C.V. (the “Company”). Capitalized terms shall have the meaning ascribed to them in the Recitals and Articles 1 and 2 hereof.
RECITALS
     1. On June 29, 2005 the Company initiated a concurso mercantil proceeding (the “Concurso Proceeding”) by filing a voluntary petition pursuant to the provisions of the Concursos Law. The petition was assigned to the Second Federal District Court for Civil Matters in Mexico City (the “Concurso Court”).
     2. On March 31, 2006 the Company, together with its shareholders Servicios Corporativos Satelitales, S.A. de C.V, Loral Skynet Corporation and Principia, S.A. de C.V. (“Principia”), and the majority of the beneficial holders at such time of the Company’s Senior Secured Floating Rate Notes due 2004 and more than two thirds of the beneficial holders at such time of the Company’s 10 1/8% Senior Notes due 2004, entered into a certain Restructuring Agreement (the “Restructuring Agreement”) which set forth the terms and conditions for the restructuring of the Company’s debt and the realignment of its equity (the “Restructuring”).
     3. The framework of the Restructuring was set forth in a reorganization agreement (convenio concursal) filed in the Concurso Proceeding (the “Concurso Plan”). The Concurso Court approved the Concurso Plan, which was executed by the requisite number and amount of holders of recognized claims in accordance with the Concursos Law on July 14, 2006, and the order approving the Concurso Plan and terminating the Concurso Proceeding became final and non-appealable on August 1, 2006.
     4. As contemplated by the Concurso Plan, the Restructuring will be implemented contemporaneously herewith pursuant to a plan of reorganization under Chapter 11 of Title 11 of the bankruptcy code of the United States of America (the “Chapter 11 Plan”). The United States Bankruptcy Court for the Southern District of New York confirmed the Chapter 11 Plan pursuant to a final, non-appealable order dated October 26, 2006.
     5. Pursuant to and as a condition to the effectiveness of the Chapter 11 Plan, contemporaneously herewith (i) the Company and the First Priority Indenture Trustee will enter into that First Priority Indenture, which provides for the issuance of the First Priority Securities; (ii) the Company and the Second Priority Indenture Trustee will enter into that Second Priority Indenture, which provides for the issuance of the Second Priority Securities; and (iii) the First

Priority Indenture Trustee and the First Priority Collateral Trustee, each on behalf of itself and the other First Priority Holders, and the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Holders, will enter into that certain Intercreditor Agreement.
     6. The First Priority Obligations, including without limitation the obligations of the Company under the First Priority Securities, are secured on a first priority basis by Liens on substantially all the assets of the Company and the First Priority Guarantors, respectively, pursuant to the terms of the First Priority Documents.
     7. The Second Priority Obligations, including without limitation the obligations of the Company under the Second Priority Securities are secured on a second priority basis by liens on substantially all the assets of the Company and the Second Priority Guarantees, respectively, pursuant to the terms of the Second Priority Documents.
     8. It is also a condition to the effective date of the Chapter 11 Plan that the parties hereto execute this Contrato de Mandato Irrevocable and, pursuant hereto, agree, among other matters, that the Common Representative be irrevocably appointed under Mexican law to act for the benefit of the Second Priority Indenture Trustee, Second Priority Collateral Trustee, and 100% of the Second Priority Holders solely for the purposes described herein.
ARTICLE 1. REPRESENTATIONS
     1.1. Common Representative Representations. The Common Representative, through its legal representative, hereby represents that:
          (a) It is a financial institution duly organized and validly existing under the laws of Mexico.
          (b) Its legal representative has all sufficient and necessary legal authority to enter into this Agreement on its behalf, and is vested with sufficient power to obligate it under the provisions of this Agreement, and that such legal authority has not been revoked or limited in any manner whatsoever as of the date hereof.
          (c) It possesses all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to carry out the transactions contemplated herein.
          (d) The execution, delivery and performance of this Agreement has been duly authorized by, and is in accordance with, its organizational documents; this Agreement has been duly executed and delivered for it by the signatories so authorized; and this Agreement constitutes its legal, valid, and binding obligation, enforceable against it in accordance with the terms hereof.
          (e) The execution, delivery and performance of this Agreement (i) will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which it is a party on or by which it or its properties may be bound or affected on, and (ii) does not require the consent, authorization or notification of any other Person, or any other action by or with respect to any other Person (except for consents or authorizations already obtained, notifications already delivered, or other actions already taken).
     1.2. Second Priority Collateral Trustee Representations. The Second Priority Collateral Trustee represents that:
          (a) It is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has the corporate power and authority and the legal right to execute and deliver, and to perform its obligations under, this Agreement and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.
          (b) This Agreement has been duly executed by the Second Priority Collateral Trustee and constitutes a legal, valid and binding obligation of the Second Priority Collateral Trustee, enforceable against the Second Priority Collateral Trustee in accordance with its terms, subject to the effects of insolvency, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, general equitable principles and an implied covenant of good faith and fair dealing.
          (c) It is a bank or trust company in good standing and having power to act as the Second Priority Collateral Trustee, is incorporated under the laws of the United States of America or any State thereof or the District of Columbia, has its principal corporate trust office within the forty-eight (48) contiguous United States.
     1.3. The Second Priority Indenture Trustee Representations. The Second Priority Indenture Trustee represents that:
          (a) It is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has the corporate power and authority and the legal right to execute and deliver, and to perform its obligations under, this Agreement and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.
          (b) This Agreement has been duly executed by the Second Priority Indenture Trustee and constitutes a legal, valid and binding obligation of the Second Priority Indenture Trustee, enforceable against the Second Priority Indenture Trustee in accordance with its terms, subject to the effects of insolvency, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, general equitable principles and an implied covenant of good faith and fair dealing.
          (c) It is a bank or trust company in good standing and having power to act as the Second Priority Indenture Trustee, is incorporated under the laws of the United States of America or any State thereof or the District of Columbia, has its principal corporate trust office within the forty-eight (48) contiguous United States.
     1.4. The First Priority Indenture Trustee Representations. The First Priority Indenture Trustee represents that:

          (a) It is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has the corporate power and authority and the legal right to execute and deliver, and to perform its obligations under, this Agreement and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.
          (b) This Agreement has been duly executed by the First Priority Indenture Trustee and constitutes a legal, valid and binding obligation of the First Priority Indenture Trustee, enforceable against the First Priority Indenture Trustee in accordance with its terms, subject to the effects of insolvency, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, general equitable principles and an implied covenant of good faith and fair dealing.
          (c) It is a bank or trust company in good standing and having power to act as the First Priority Indenture Trustee, is incorporated under the laws of the United States of America or any State thereof or the District of Columbia, has its principal corporate trust office within the forty-eight (48) contiguous United States.
ARTICLE 2. DEFINITIONS AND INCORPORATION BY REFERENCE
     2.1. Definitions. As used herein, the following terms shall have the following meanings:
          “Agreement” means this Contrato de Mandato Irrevocable.
          “Bankruptcy Code” means Title 11 of the United States Code as now and hereafter in effect in the United States of America, or any successor statute.
          “Bankruptcy Law” means the Bankruptcy Code, the Concursos Law, or any similar federal, state or foreign law for the relief of debtors, as such laws may be amended from time to time.
          “Beneficial Holder” means the beneficial owner (or investment manager or advisor with power to vote or dispose of all or substantially all of the relevant securities on behalf of the beneficial owner) of either the First Priority Securities or Second Priority Securities, as applicable.
          “Business Day” means any day (other than a Saturday or Sunday) on which banks in New York and in Mexico City, Mexico, and the Corporate Trust Offices are open for business.
          “Chapter 11 Plan” has the meaning set forth in the Recitals.
          “Common Representative” has the meaning set forth in Section 3.1 hereof and includes any permitted successor thereto.

          “Company” means Satélites Mexicanos, S.A. de C.V. and includes any permitted successor thereto.
          “Concession” means any and all of the concessions granted by Mexico to the Company or any Restricted Subsidiary (whether or not such Restricted Subsidiary was a Restricted Subsidiary at the time of the grant), as the same may be amended, supplemented, reinstated, renewed, or replaced from time to time, including without limitation all orbital concessions and all property concessions and all amendments, supplements, reinstatements, renewals, and replacements thereof.
          “Concurso Court” has the meaning set forth in the Recitals.
          “Concursos Law” means the Mexican Ley de Concursos Mercantiles (Mexican Business Reorganization Law).
          “Concurso Plan” has the meaning set forth in the Recitals.
          “Concurso Proceeding” has the meaning set forth in the Recitals.
          “Corporate Trust Offices” means the First Priority Indenture Trustee Corporate Trust Office, the Second Priority Indenture Trustee Corporate Trust Office, and the Second Priority Collateral Trustee Corporate Trust Office.
          “Discharge of First Priority Obligations” has the meaning set forth in the Intercreditor Agreement.
          “First Priority Collateral” means all right, title and interest of the Company and/or each First Priority Guarantor in any assets or Property, including but not limited to all assets and Property of whatever nature, whether real, personal or mixed, tangible or intangible, now owned or hereafter acquired or arising, and including but not limited to all assets and Property with respect to which a Lien is purported to or may be created or granted as security for any of the First Priority Obligations pursuant to any of the First Priority Documents, and all products and proceeds of the foregoing. Without limiting the generality of the foregoing, the First Priority Collateral includes any and all assets and Property of the Company or any First Priority Guarantor in which the First Priority Collateral Trustee or the First Priority Indenture Trustee, for itself and for the benefit of the First Priority Holders, acquires a Lien or other interest after the commencement of any Insolvency or Liquidation Proceeding.
          “First Priority Collateral Trust Agreement” means the First Priority Collateral Trust Agreement, dated on or about the date hereof, among the Company and each First Priority Guarantor, the First Priority Collateral Trustee, and the First Priority Indenture Trustee, as amended, supplemented, or otherwise modified from time to time.
          “First Priority Collateral Trustee” means the collateral trustee under the First Priority Collateral Trust Agreement and any permitted successor thereto.
          “First Priority Documents” means, collectively, the First Priority Indenture, the First Priority Securities, the First Priority Collateral Trust Agreement, the First Priority Security

Documents, the First Priority Guarantees, First Priority Mortgage, and any other document executed or delivered by any of the Company or any First Priority Guarantor in connection with any of the First Priority Securities or First Priority Obligations, as such documents may be amended, supplemented, or otherwise modified from time to time.
          “First Priority Guarantees” means any and all guarantees of the First Priority Obligations and documents reflecting guarantee obligations regarding the First Priority Obligations.
          “First Priority Guarantor” means each and every Person, including but not limited to each Restricted Subsidiary, that has guaranteed any of the First Priority Obligations, until a successor replaces any or all of them in accordance with the provisions of the First Priority Indenture, and thereafter means such successor or successors.
          “First Priority Holder” means each Person in whose name a First Priority Security is registered in accordance with the terms of the First Priority Indenture.
          “First Priority Holder Direction” means a written direction, in substantially the form attached hereto as Exhibit A, that (i) is delivered to the Common Representative by the First Priority Indenture Trustee or First Priority Collateral Trustee, or the Beneficial Holders of the First Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the First Priority Securities, (ii) directs the Common Representative to release any or all Liens and security interests in any of the Second Priority Collateral that purportedly secure any Second Priority Obligations, and (iii) certifies that the applicable Lien and security interests are being released with respect to Second Priority Collateral pursuant to Sections 5.1 (a) or (b) of the Intercreditor Agreement.
          “First Priority Indenture” means the Indenture dated on or about the date hereof, by and between the Company, the First Priority Indenture Trustee and the guarantors party thereto, providing for the issuance and repayment and other obligations of the Company with respect to the First Priority Securities, as amended, restated, supplemented, modified, replaced or refinanced from time to time in accordance with the terms thereof and the terms of Section 5.3 of the Intercreditor Agreement.
          “First Priority Indenture Trustee” means the party named as such in the preamble to the First Priority Indenture.
          “First Priority Indenture Trustee Corporate Trust Office” means the office of the First Priority Indenture Trustee at which corporate trust business of the First Priority Indenture Trustee shall, at any particular time, be principally administered, which office is, at the date of this Agreement, the address of the First Priority Indenture Trustee specified in Section 11.1 hereof at the date of this Agreement, or such other address as to which the First Priority Indenture Trustee shall have given notice to the other parties hereto.
          “First Priority Mortgage” means the first-priority statutory telecommunications mortgage made by the Company in favor of, and/or for the benefit of, the First Priority Collateral Trustee for the benefit of the beneficiaries of the First Priority Collateral Trust Agreement, as

described in the First Priority Collateral Trust Agreement, as the same may be amended, supplemented, or otherwise modified from time to time.
          “First Priority Obligations” means the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity, acceleration, or other due date of any of the First Priority Securities and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, concurso mercantil, or like proceeding, relating to the Company or any Restricted Subsidiary, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the First Priority Securities and all other obligations and liabilities of the Company or Restricted Subsidiary to the First Priority Indenture Trustee, the First Priority Collateral Trustee, any First Priority Holder, or any of their respective affiliates, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, any First Priority Document or any other document made, delivered, or given in connection therewith, whether existing on the date hereof or hereafter arising, and whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges, and disbursements of counsel to the First Priority Indenture Trustee and/or First Priority Collateral Trustee) or otherwise.
          “First Priority Securities” means the US$238,242,602, (two hundred thirty eight million two hundred and forty two thousand six hundred and two Dollars 00/100, currency of the United States of America) aggregate original principal amount of First Priority Senior Secured Notes due 2011 issued by the Company pursuant to the First Priority Indenture, as the same may be amended, supplemented, or otherwise modified from time to time in accordance with the terms hereof and thereof.
          “First Priority Security Documents” means, collectively, the First Priority Mortgage, the First Priority Collateral Trust Agreement, and all other documents delivered at any time to the First Priority Collateral Trustee that secure or guarantee, or grant a Lien on any Property (including but not limited to the First Priority Collateral) of any Person to secure or guarantee, the First Priority Obligations, as the same may be amended, supplemented, or otherwise modified from time to time.
          “Guarantors” means collectively the First Priority Guarantors and the Second Priority Guarantors.
          “Insolvency or Liquidation Proceeding” means:
          (i) any voluntary or involuntary case or proceeding under the Bankruptcy Code or any other Bankruptcy Law with respect to the Company or any of the Restricted Subsidiaries;
          (ii) any other voluntary or involuntary insolvency, concurso mercantile, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, quiebra, reorganization or other similar case or proceeding under the laws of the United States of America, Mexico, or any other jurisdiction with respect to the Company or any Restricted Subsidiary or with respect to a material portion of their respective assets;

          (iii) any liquidation, dissolution, reorganization, concurso mercantile, quiebra or winding up of the Company or the Restricted Subsidiaries whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or
          (iv) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company or the Restricted Subsidiaries.
          “Intercreditor Agreement” means that certain Intercreditor Agreement, dated on or about the date hereof, by and among the Company, the First Priority Indenture Trustee, the First Priority Collateral Trustee, the Second Priority Indenture Trustee, and the Second Priority Collateral Trustee, as the same may be amended, supplemented, or otherwise modified from time to time.
          “Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or other security interest or any preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).
          “Mexico” means the Estados Unidos Mexicanos (United Mexican States).
          “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority, or other entity of whatever nature.
          “Powers” has the meaning set forth in Section 3.2 hereof.
          “Property” means any right or interest in or to property of any kind whatsoever, whether real, personal, or mixed, and whether tangible or intangible, including, without limitation, capital stock, rights to and in Concessions and the orbital slots subject thereto, and regulatory, governmental, and all other rights and assets under any law, treaty, rule, regulation, or determination of an arbitrator or a court or other governmental authority under the laws of Mexico, the U.S., and otherwise.
          “Proof of Claim” means any proof or statement of claim (solicitud de reconocimiento de crédito) or any other request or application for recognition of a claim with respect to any of the Second Priority Obligations in any Insolvency or Liquidation Proceeding under the laws of Mexico, including but not limited to any request or application for recognition that may be made pursuant to Articles 122 and 125 of the Concursos Law.
          “Refinance” means, in respect of any indebtedness, to refinance, extend, renew, defease, amend, modify, supplement, restructure, replace, refund or repay, or to issue other indebtedness, in each case in exchange or replacement for, such indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.
          “Represented Parties” has the meaning set forth in Article 3.1 hereof.

          “Restricted Subsidiary” means any Restricted Subsidiary as defined in the First Priority Indenture or Second Priority Indenture.
          “Restructuring” has the meaning set forth in the Recitals.
          “Restructuring Agreement” has the meaning set forth in the Recitals.
          “Second Priority Collateral” means all right, title and interest of the Company and each Second Priority Guarantor in any of assets or Property, including but not limited to all assets and Property of whatever nature, whether real, personal or mixed, tangible or intangible, now owned or hereafter acquired or arising, and including but not limited to all assets and Property with respect to which a Lien is purported to or may be created or granted as security for any Second Priority Obligations pursuant to any of the Second Priority Documents and all products and proceeds of the foregoing. Without limiting the generality of the foregoing, the Second Priority Collateral includes any and all assets and Property of the Company or any Second Priority Guarantor in which the Second Priority Collateral Trustee or the Second Priority Indenture Trustee, for itself and for the benefit of the Second Priority Claimholders, acquires a Lien or other interest after the commencement of any Insolvency or Liquidation Proceeding.
          “Second Priority Collateral Trust Agreement” means the Second Priority Collateral Trust Agreement, dated on or about the date hereof, among the Company and each Second Priority Guarantor, the Second Priority Collateral Trustee, and the Second Priority Indenture Trustee, as amended, supplemented, or otherwise modified from time to time.
          “Second Priority Collateral Trustee” means the collateral trustee under the Second Priority Collateral Trust Agreement.
          “Second Priority Collateral Trustee Corporate Trust Office” means the office of the Second Priority Collateral Trustee at which corporate trust business of the Second Priority Collateral Trustee shall, at any particular time, be principally administered, which office is, at the date of this Agreement, the address of the Second Priority Collateral Trustee specified in Section 11.1 hereof at the date of this Agreement, or such other address as to which the Second Priority Collateral Trustee shall have given notice to the other parties hereto.
          “Second Priority Documents” means, collectively, the Second Priority Indenture, the Second Priority Securities, the Second Priority Collateral Trust Agreement, the Second Priority Security Documents, the Second Priority Guarantees, and any other document executed or delivered in connection with any of the Second Priority Securities as the same may be amended, supplemented, or otherwise modified from time to time.
          “Second Priority Guarantees” means any and all guarantees of the Second Priority Obligations and documents reflecting guarantee obligations regarding the Second Priority Obligations.
          “Second Priority Guarantor” means each and every Person, including but not limited to each Restricted Subsidiary, that has guaranteed any of the Second Priority Obligations.

          “Second Priority Holder” means each Person in whose name a Second Priority Security is registered in accordance with the terms of the Second Priority Indenture.
          “Second Priority Holder Direction” means a written direction, in substantially the form attached hereto as Exhibit B, that (i) is received during or prior to the commencement of any Insolvency or Liquidation Proceeding by the Common Representative from either (A) the Second Priority Indenture Trustee with the consent of the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities or (B) Beneficial Holders of the Second Priority Securities who in the aggregate hold more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities and (ii) directs the Common Representative to release any or all Liens and security interests in any of the Second Priority Collateral that purportedly secure any Second Priority Obligations.
          “Second Priority Indenture” means that Indenture dated on or about the date hereof by and between the Company, the Second Priority Indenture Trustee, and the guarantors party thereto, providing for the terms and conditions of issuance and repayment and other obligations of the Company with respect to the Second Priority Securities, as amended, restated, supplemented, modified, replaced or refinanced from time to time in accordance with the terms thereof and the terms of Section 5.3 of the Intercreditor Agreement.
          “Second Priority Indenture Trustee” means the indenture trustee under the Second Priority Indenture.
          “Second Priority Indenture Trustee Corporate Trust Office” means the office of the Second Priority Indenture Trustee at which corporate trust business of the Second Priority Indenture Trustee shall, at any particular time, be principally administered, which office is, at the date of this Agreement, the address of the Second Priority Indenture Trustee specified in Section 11.1 hereof at the date of this Agreement, or such other address as to which the Second Priority Indenture Trustee shall have given notice to the other parties hereto.
          “Second Priority Mortgage” means the second-priority statutory telecommunications mortgage made by the Company in favor of, and/or for the benefit of, the Second Priority Collateral Trustee for the benefit of the beneficiaries of the Second Priority Collateral Trust Agreement, as the same may be amended, supplemented, or otherwise modified from time to time.
          “Second Priority Obligations” means the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity of any of the Second Priority Securities and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, concurso mercantil, or like proceeding, relating to the Company and/or any Restricted Subsidiaries, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Second Priority Securities and all other obligations and liabilities of the Company to the Second Priority Indenture Trustee, the Second Priority Collateral Trustee, any Second Priority Holder, or any of their respective affiliates, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, any Second

Priority Security Document or any other document made, delivered, or given in connection herewith or therewith, whether existing on the date hereof or hereafter arising, and whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges, and disbursements of counsel to the Second Priority Indenture Trustee and/or Second Priority Collateral Trustee) or otherwise.
          “Second Priority Securities” means the U.S.$140,000,000 aggregate original principal amount of Second Priority Senior Secured Notes due 2013 issued by the Company pursuant to the Second Priority Indenture, as the same may be amended, supplemented, or otherwise modified from time to time in accordance with the terms thereof.
          “Second Priority Security Documents” means, collectively, the Second Priority Mortgage, the Second Priority Collateral Trust Agreement, and all other documents delivered at any time to the Second Priority Collateral Trustee that secure or guarantee, or grant a Lien on any Property of any Person to secure or guarantee the Second Priority Obligations, as the same may be amended, supplemented, or otherwise modified from time to time.
          “Taxes” means any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liability related thereto) imposed or levied by or on behalf of a taxing authority.
          “U.S.” and “United States” means the United States of America.
     2.2. Rules of Construction.
     Unless otherwise required by the context in which any term appears:
          (1) a term has the meaning assigned to it herein;
          (2) “or” is not exclusive;
          (3) provisions apply to successive events and transactions;
          (4) references to Sections, Articles or subsections mean reference to such Section, Article, or subsection in this Agreement, unless stated otherwise;
          (5) the singular shall include the plural and the masculine shall include the feminine and neuter, as the context requires;
          (6) the titles of the Articles and Sections herein have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning or construction of any of the terms or provisions hereof;
          (7) all references to a particular entity or Person shall include a reference to such entity’s or Person’s successors and permitted assigns;

          (8) the words “herein,” “hereof and “hereunder” shall refer to this Agreement (as amended, supplemented or otherwise modified from time to time) as a whole and not to any particular section or subsection of this Agreement; the words “include,” “includes” or “including” shall mean “including, but not limited to”;
          (9) all references herein to any agreements shall be to such agreement as amended and supplemented or modified through the date of reference;
          (10) all references herein to any law or statute, including but not limited to any Bankruptcy Law, shall be to such law or statute as amended and supplemented or modified through the date of reference; and
          (11) the parties hereto have agreed to the wording of this Agreement, and none of the provisions hereof shall be construed against one party on the ground that such party is the author of this Agreement or any part thereof.
ARTICLE 3. COMMON REPRESENTATION
     3.1. The Second Priority Indenture Trustee, for itself and on behalf of the Second Priority Holders, and the Second Priority Collateral Trustee, for itself and on behalf of the Second Priority Holders, hereby irrevocably appoint Banco Invex, S.A., Institución de Banca Múliple, Invex Grupo Financiero, as common representative or attorney-in-fact (mandatario) under Articles 46, subsection XV, and 79 of the Mexican Law of Credit Institutions (Ley de Instituciones de Crédito), 2554 of the Federal Civil Code and its correlatives articles in the Civil Codes for the federated entities of Mexico and the Federal District, and other applicable provisions under Mexican law (the “Common Representative”), through the execution of this Irrevocable Common Representative Agreement (Contrato de Mandato Irrevocable) to act, as and to the extent set forth herein, in the name, on behalf and for the benefit of (collectively, the “Represented Parties”):
          (a) 100% of the Second Priority Holders;
          (b) the Second Priority Collateral Trustee; and
          (c) the Second Priority Indenture Trustee.
     3.2. To the extent further described herein, the irrevocable representation granted under this Agreement is solely for the purposes of granting or vesting in the Common Representative all sufficient and exclusive rights, powers, and authority described in Articles 4 and 5 hereof (collectively, and as further described in Articles 4 and 5 hereof, the “Powers”), including the exclusive rights, powers and authority to:
          (a) submit, file, or prove any Proof of Claim with respect to the Second Priority Obligations under any Insolvency or Liquidation Proceeding, under the laws of Mexico, as further described in Section 4.1 hereof;

          (b) vote in favor of, execute or otherwise accept a plan or agreement of reorganization in any Insolvency or Liquidation Proceeding under the laws of Mexico, as further described in Section 4.2 hereof;
          (c) exercise all veto or objection rights in connection with the approval of a concurso plan (convenio concursal) in Mexico, as further described in Section 4.3 hereof; and
          (d) release all Liens, mortgages, and security interests in any Second Priority Collateral that secure or purport to secure any Second Priority Obligations, as further described in Section 4.4 hereof.
ARTICLE 4. SCOPE OF POWERS
     4.1. Proofs of Claim.
          (a) Subject to Section 4.1(b) and (c) below, the Second Priority Indenture Trustee, for itself and on behalf of the Second Priority Holders, and the Second Priority Collateral Trustee, for itself and on behalf of the Second Priority Holders, hereby irrevocably grant to the Common Representative, and the Common Representative is hereby irrevocably vested with, all sufficient and exclusive rights, powers and authority of each of the Represented Parties, under the Concursos Law, including but not limited to all rights, powers and authority under Articles 122 and 127 of the Concursos Law or other applicable law, to submit, file or prove, on behalf and for the benefit of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders, each as “recognized creditors” (Acreedores Reconocidos) or otherwise, any Proof of Claim for all or a portion of the principal, premium, interest, and any other amounts owing on account of the Second Priority Obligations and to file such other papers or documents or objections, including but not limited to objections under Article 129 of the Concursos Law, or appeals as may be necessary or advisable in order to have the claims of the Second Priority Indenture Trustee, Second Priority Collateral Trustee or Second Priority Holders recognized or allowed in such judicial proceeding. The foregoing grant shall not include any right, power or authority to submit, file or prove any Proof of Claim on behalf of the Second Priority Indenture Trustee or the Second Priority Collateral Trustee for any amounts owing to the Second Priority Indenture Trustee, solely in its capacity as indenture trustee, or the Second Priority Collateral Trustee, solely in its capacity as collateral trustee, pursuant to the Second Priority Indenture or the Second Priority Collateral Agreement, respectively, which Proofs of Claim may be filed by the Second Priority Indenture Trustee or the Second Priority Collateral Trustee, as applicable, on their own behalf. Further, nothing in this Section 4.1 shall limit the ability of a Beneficial Holder of any Second Priority Security to file a Proof of Claim, on its own behalf, for all or a portion of the principal, premium, interest, and any other amounts owing on account of the Second Priority Obligations with respect to such Second Priority Security, provided that (i) such Proof of Claim explicitly acknowledges and waives all voting rights, veto rights, lien release rights, and the other general rights granted to the Common Representative in Sections 4.2, 4.3, 4.4, and 4.5 hereof and (ii) the recognition or filing of such Proof of Claim will respect such acknowledgement and waiver and will not under applicable law limit or otherwise impair the Powers of the Common Representative under this Agreement.

          (b) Any Proof of Claim submitted, filed or proven by the Common Representative pursuant to a direction from the Second Priority Indenture Trustee as described in Section 4.1(c) below in any proceeding under the Concursos Law shall be in substantially the form attached hereto as Exhibit C and shall state: (i) that the Second Priority Indenture Trustee is acting for the benefit of the Second Priority Holders and other holders of beneficial interests in Second Priority Securities issued in the form of global securities; (ii) that certain of the holders of beneficial interests in the Second Priority Securities issues in the form of global securities may own and hold their beneficial ownership through the indirect holdings system managed by a depository trust company permitted under the Second Priority Indenture; (iii) that, pursuant to the Second Priority Indenture, the Second Priority Indenture Trustee is empowered, authorized and entitled to file and prove the claim for and on behalf of the holders of the Second Priority Securities issued in the form of global securities and other holders of beneficial interests in Second Priority Securities, and is empowered, authorized and entitled to take certain other legal actions in this proceeding for and on their behalf; and (iv) that, to the extent permitted under applicable Mexican law, the Second Priority Indenture Trustee reserves, for and on behalf of the Second Priority Holders and other holders of beneficial interests in Second Priority Securities, any rights that a Second Priority Holder or other holder of a beneficial interest in Second Priority Securities may have, under applicable law, to participate individually in the concurso proceeding on account of its interest in the Second Priority Securities, provided that such individual participation is consistent with and permissible under this Agreement. Each Proof of Claim shall also acknowledge and preserve each of the Common Representative’s Powers granted to and vested in it pursuant to this Agreement.
          (c) The Common Representative agrees to submit, file, or prove a Proof of Claim, pursuant to the Powers granted under Section 4.1(a), only in substantially the form attached hereto as Exhibit C and only when directed by either (i) the Second Priority Indenture Trustee with the consent of the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities or (ii) the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities; provided that in each case the Second Priority Indenture Trustee or such Beneficial Holders, as applicable, shall deliver to the Common Representative a written direction that is consistent with the terms of this Agreement and substantially in the form attached hereto as Exhibit D. Before submitting or filing any Proof of Claim, the Common Representative shall (i) receive from the Second Priority Indenture Trustee or the Beneficial Holders, as applicable, a completed Proof of Claim form with all information necessary for submitting, filing and proving such Proof of Claim under Mexican Law (including but not limited to any required documents evidencing the Second Priority Securities, official translations of documents executed in a foreign language, etc.), and all such other documents and instruments necessary or appropriate for submitting or filing such Proof of Claim, as reasonably requested by the Common Representative and (ii) upon request, provide the First Priority Indenture Trustee with a copy of such Proof of Claim.
          (d) In the event that neither the Second Priority Indenture Trustee nor the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities has directed the Common Representative to file a Proof of Claim as set forth in the preceding paragraph and the Common Representative has not filed a Proof of Claim by the deadline for filing such Proof of Claim, the Common Representative shall, in its discretion or when otherwise directed by the First Priority Indenture Trustee or the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities, but only to the extent appropriate or necessary to preserve the Powers granted to or vested in the Common Representative pursuant to this Agreement, object to any provisional list of debts submitted in whole or part pursuant to Articles 121, 128, or 129 of the Concursos Law, without any liability for the Common Representative.
          (e) Notwithstanding Section 4.1(a) above, but subject to Article 6 below, the Second Priority Indenture Trustee, for itself and on behalf of the Second Priority Holders, and the Second Priority Collateral Trustee, for itself and on behalf of the Second Priority Holders, hereby expressly reserve all, and do not grant or otherwise vest in the Common Representative any rights, powers, and authority (i) except to the extent provided in Section 4.1(d) above, to object to any provisional list of debts submitted in whole or part pursuant to Articles 121, 128, or 129 of the Concursos Law to the extent that it is inconsistent with or contrary to any Proof of Claim submitted, filed or proven as set forth herein, (ii) under Articles 135 through 144 of the Concursos Law, to appeal any recognition, ranking or preference judgment with respect to the Second Priority Securities or Second Priority Obligations to the extent that it is inconsistent with or contrary to any Proof of Claim submitted, filed or proven as set forth herein or (iii) to respond to or contest any objection filed or submitted under the Concursos Law to any Proof of Claim submitted, filed or proven as set forth herein or to any provisional list of debts submitted pursuant to Articles 121, 128, or 129 of the Concursos Law that proposes recognition of any Proof of Claim submitted, filed or proven as set forth herein.
     4.2. Voting Rights.
          (a) Subject to Section 4.2(b) below, the Second Priority Indenture Trustee, for itself and on behalf of the Second Priority Holders, and the Second Priority Collateral Trustee, for itself and on behalf of the Second Priority Holders, hereby irrevocably grant to the Common Representative, and the Common Representative is hereby vested with, all sufficient and exclusive rights, powers and authority of each of the Represented Parties to vote in favor of, execute or otherwise accept, on behalf and for the benefit of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders) and the Second Priority Holders, as “recognized creditors” (Acreedores Reconocidos) or otherwise under the Concursos Law, any plan or agreement of reorganization (convenio concursal) in any Insolvency or Liquidation Proceeding under the laws of Mexico, including but not limited to any such plan or agreement of reorganization contemplated by or permitted under Articles 145 through 166 of the Concursos Law.
          (b) The Common Representative agrees that it shall exercise the exclusive rights, powers and authority granted in Section 4.2(a) only when directed in a written direction in substantially the form attached hereto as Exhibit E from either (i) the Second Priority Indenture Trustee with the consent of the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second

Priority Securities or (ii) Beneficial Holders of the Second Priority Securities who hold more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities.
     4.3. Veto Rights.
          (a) Subject to Section 4.3(b) below, the Second Priority Indenture Trustee, for itself and on behalf of the Second Priority Holders, and the Second Priority Collateral Trustee, for itself and on behalf of the Second Priority Holders hereby irrevocably grant to the Common Representative, and the Common Representative is hereby irrevocably vested with, subject to the terms of the following paragraph, all sufficient and exclusive rights, powers and authority of each of the Represented Parties to exercise, on behalf and for the benefit of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders, as common or unsecured “recognized creditors” (Acreedores Reconocidos comunes) or otherwise under the Concursos Law, all rights to veto or object to any plan or agreement or reorganization.
          (b) The Common Representative agrees that it shall exercise the rights, powers and authority described in Section 4.3(a) only (i) when directed in a written direction, in substantially the form attached hereto as Exhibit F, to exercise such rights, powers and authority from either (x) the Second Priority Indenture Trustee with the consent of the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities or (y) Beneficial Holders of the Second Priority Securities who hold more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities and (ii) if the Common Representative has not previously voted in favor of, executed or otherwise accepted a plan or agreement of reorganization on behalf of any of the Represented Parties pursuant to its rights, powers, and authority described in Section 4.2.
     4.4. Release of Liens.
          (a) Subject to Section 4.4(b) below, the Second Priority Indenture Trustee, for itself and on behalf and for the benefit of the Second Priority Holders, and the Second Priority Collateral Trustee, for itself and on behalf of the Second Priority Holders, hereby irrevocably grant to the Common Representative, and the Common Representative is hereby irrevocably vested with, all sufficient and exclusive rights, powers and authority of the Represented Parties to release, on behalf of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders any or all Liens and security interests in any Second Priority Collateral that secure or purport to secure any Second Priority Obligations.
          (b) The Common Representative agrees that it shall exercise the rights, powers and authority described in Section 4.4(a) only as directed in any Second Priority Holder Direction or First Priority Holder Direction. Any release pursuant to a Second Priority Holder Direction shall be deemed legally effective, for all legal purposes and effects under applicable law, prior to or as of the date immediately prior to the formal commencement of any pending

Insolvency or Liquidation Proceeding, as such proceeding is acknowledged through the corresponding insolvency judgment or declaration entered by the competent Mexican District Court. Upon the release of all the Second Priority Collateral pursuant to this Section 4.4, the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders shall be deemed common or unsecured “recognized creditors” (Acreedores Reconocidos comúnes) under the Concursos Law in connection with the approval, veto and/or objection of a concurso plan or plan or agreement of reorganization (convenio concursal) in any Insolvency or Liquidation Proceeding under the laws of Mexico. No release pursuant to this Section 4.4, however, shall affect the rights of the Represented Parties provided under the Second Priority Documents or Intercreditor Agreement to the proceeds of any sale of the Second Priority Collateral.
     4.5. General Grant. Subject to Sections 4.1, 4.2, 4.3, and 4.4 hereof, the Common Representative is hereby irrevocably entitled and empowered, on behalf of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders, as “recognized creditors” (Acreedores Reconocidos) under the Concursos Law or otherwise, by intervention in any Insolvency or Liquidation Proceeding or otherwise, to exercise any of the Powers granted to or vested in the Common Representative hereunder, including but not limited to (i) taking any and all actions and filing, submitting, or executing any and all documents, releases, instruments, powers of attorney, or other papers that the Common Representative deems necessary or appropriate to exercise the Powers or otherwise comply with the terms of this Agreement, and (ii) instituting and maintaining such suits and proceedings as it may deem appropriate to protect and enforce the Powers granted to and vested in it by this Agreement and proceeding by suit or suits at law or in equity to enforce such Powers under the judgment or decree of a court of competent jurisdiction.
ARTICLE 5. ADDITIONAL FACULTIES UNDER MEXICAN LAW
     5.1. Additional Faculties. For purposes of each of the Powers, the Second Priority Indenture Trustee, for itself and on behalf of the Second Priority Holders, and the Second Priority Collateral Trustee, for itself and on behalf of the Second Priority Holders, hereby irrevocably constitute, appoint, and vest in the Common Representative (which may act through its relevant representatives or delegates), with full power of substitution, as its true and lawful attorneys-in-fact with full irrevocable power and authority in the name and on behalf and for the benefit of the Second Priority Indenture Trustee, the Second Priority Common Representative or the Second Priority Holders to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to carry out the terms of this Agreement, accomplish the purposes hereof, or protect, preserve the Powers granted herein, and with the following faculties, which shall be exercised exclusively within the scope of the Powers:
          (a) for acts of ownership in accordance with the provisions contained in the third paragraph of article 2,554 (two thousand five hundred and fifty four) of the Federal Civil Code and its correlatives articles in the Civil Codes for the federated entities of the United Mexican States and the Federal District;

          (b) for acts of administration in accordance with the provisions contained in the second paragraph of article 2,554 (two thousand five hundred and fifty four) of the Federal Civil Code and its correlatives articles in the Civil Codes for the federated entities of the United Mexican States and the Federal District; and
          (c) for lawsuits and collections, with all general faculties and the special ones, requiring a special clause according to the law, without any limitation, pursuant to the provisions contained in the first paragraph of Articles 2,554 (two thousand five hundred and fifty four) and 2587 (two thousand five hundred eighty seven) of the Federal Civil Code and its correlatives articles in the Civil Codes for the federated entities of the United Mexican States and the Federal District, being therefore empowered to file and withdraw from all kinds of trials, lawsuits, legal actions and legal proceedings, including “amparo” proceedings; to file and terminate appeals; to file criminal complaints and charges and to dismiss them, to assist the District Attorney and to grant remissions, to compound, to submit to arbitration; to take the answer depositions; to challenge judges; to receive payments and to perform any other actions expressly permitted by law, including without limitation the Mexican Law on Concursos (Ley de Concursos Mercantiles), which includes representing the Represented Parties before criminal, civil, administrative and labor authorities and courts, federal and local.
     5.2. Irrevocable Grant. The Powers and additional faculties granted under this Agreement shall be irrevocable pursuant to Article 2596 (two thousand five hundred ninety six) of the Federal Civil Code and its correlatives articles in the Civil Codes for the federated entities of the United Mexican States and the Federal District, since it constitutes a condition to the effective date of the Chapter 11 Plan.
ARTICLE 6. WAIVER AND ESTOPPEL
     6.1. Waive and Estoppel. Each of the Second Priority Indenture Trustee (for itself and on behalf of the Second Priority Holders) and the Common Representative (for itself and on behalf of the Second Priority Holders) hereby agree, to the extent it may do so lawfully, that it will not at any time in any manner whatsoever claim, or take the benefit or advantage of any law permitting it to hinder, delay or impede the execution by the Common Representative of the Powers granted to and vested in it pursuant to this Agreement, and waives, to the extent it may lawfully do so, all benefit or advantage of all such laws, and hereby covenants that it will not hinder, delay or impede the execution of any Power granted to the Common Representative pursuant to this but will suffer and permit the execution of every such Power as though no such law were in force. Without limiting the foregoing, each of the Second Priority Indenture Trustee (for itself and on behalf of the Second Priority Holders) and the Second Priority Collateral Trustee (for Collateral Trustee itself and on behalf of the Second Priority Holders) hereby waives, to the extent it may lawfully do so, all rights, powers and authority to the Powers to the extent granted to or vested in the Common Representative hereunder and agree to take no action with respect to the Powers in violation of this Agreement.
     6.2. No Inconsistent Action. The Second Priority Indenture Trustee (for itself and on behalf of the Second Priority Holders) and the Second Priority Collateral Trustee (for itself and on behalf of the Second Priority Holders) hereby agree not to take any action inconsistent with the terms of this Agreement or the grant of Powers to the Common Representative under this Agreement.
ARTICLE 7. AGREEMENTS WITH COMMON REPRESENTATIVE
     7.1. Compensation and Expenses. The Company agrees to pay to the Common Representative, from time to time upon demand, (i) the fees and reasonable, costs and expenses of the Common Representative (including, without limitation, the reasonable fees and disbursements of its counsel and such special counsel as the Common Representative shall reasonably elect to retain) identified in Exhibit “G” hereof (A) arising in connection with the preparation, execution, delivery, modification, and termination of or performance under this Agreement or the enforcement of any of the provisions hereof, (B) incurred or required to be advanced in connection with the administration of the Powers granted to or vested in the Common Representative hereunder and the preservation, protection, enforcement or defense of the Common Representative’s rights under this Agreement, or (C) incurred by the Common Representative in connection with the removal of the Common Representative pursuant to Article 8.6 hereof. The obligations of the Company under this Section shall survive the termination of the other provisions of this Agreement and the resignation or removal of the Common Representative.
     7.2. Filing Fees, Excise Taxes, Etc. To the extent applicable, the Company agrees to pay or to reimburse the Common Representative for any and all payments made by the Common Representative in respect of all search, filing, recording and registration fees, Taxes, excise taxes and other similar imposts which may be payable or determined to be payable in respect of the execution and delivery, performance, or enforcement of this Agreement. The obligations of the Company under this subsection shall survive the termination of the other provisions of this Agreement and the resignation or removal of the Common Representative.
     7.3. Indemnification.
          (a) The Company agrees to pay, indemnify, and hold each of the Common Representative and any predecessor Common Representative, and each of their respective officers, directors, attorneys-in-fact, and agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including, without limitation, the reasonable fees and expenses of the Common Representative’s counsel) or disbursements of any kind or nature whatsoever arising out of or in connection with the acceptance and/or administration of the Powers granted or vested in the Common Representative hereunder or with respect to the execution, delivery, enforcement, performance and administration of the Powers, unless arising from the negligence or willful misconduct of the indemnified party, including, without limitation, indemnification of the Common Representative for liabilities of the Common Representative.
          (b) No provision of this Agreement shall require the Common Representative to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or any of the Power, if it shall have reasonable grounds for believing that repayment of such funds or reasonable indemnity against such risk or liability is not reasonably assured to it.

          (c) Whether or not therein expressly so provided, every provision of this Agreement relating to the conduct or affecting the liability of or affording protection to the Common Representative shall be subject to the provisions of this Section.
     7.4. Payment Rights. The First Priority Indenture Trustee and the Second Priority Indenture Trustee and the Beneficial Holders of the First Priority Securities or Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the First Priority Securities or Second Priority Securities, as applicable, shall each have the right, but not the obligation, to pay any such amounts not paid by the Company in accordance with this Agreement. Any such amounts paid by the First Priority Indenture Trustee or the Beneficial Holders of the First Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the First Priority Securities shall automatically be First Priority Obligations, and any such amounts paid by the Second Priority Indenture Trustee or the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities shall automatically be Second Priority Obligations.
     7.5. Further Assurances. At any time and from time to time, upon the written request of the Common Representative, and at the expense of the Company, the Company, the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, as applicable, will promptly execute and deliver any and all such further instruments and documents and take such further action as the Common Representative deems necessary or reasonably requests to obtain the full benefits of this Agreement. The Second Priority Indenture Trustee and the Second Priority Collateral Trustee, as applicable, also hereby authorize the Common Representative to sign and/or to file any such documents or instruments without the signature of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, as applicable and to take such other actions to the extent permitted by applicable law to the extent consistent with the Powers granted hereunder, but in no way is the Common Representative obligated to do so.
ARTICLE 8. THE COMMON REPRESENTATIVE
     8.1. Acceptance of Powers. The Common Representative, for itself and its successors, hereby accepts the Powers created by and granted under this Agreement upon the terms and conditions hereof and agrees and covenants to exercise or use such Powers and perform such duties as provided herein. The Common Representative need perform only those duties as are specifically set forth in this Agreement and no others, and no covenants or obligations shall be implied in or read into this Agreement which are adverse to this Agreement.
     8.2. Exculpatory Provisions.
          (a) The Common Representative shall not be responsible in any manner whatsoever for the correctness of any recitals herein. The Common Representative makes no representations, express or implied, as to the validity, execution (except its own execution), enforceability, legality or sufficiency of this Agreement or any other agreement or document, and the Common Representative shall incur no liability or responsibility in respect of any such matters and shall be entitled to act under this Agreement in accordance with law and as it may otherwise deem appropriate.

          (b) Notwithstanding any other provision of this Agreement, the Common Representative, in its or his individual capacity, shall not be personally liable for any action taken or omitted to be taken by it or him or her in accordance with this Agreement, except for its or his or her own gross negligence or willful misconduct.
     8.3. Delegation of Duties. The Common Representative may execute or exercise any of the Powers hereof and perform any duty hereunder either directly or by or through agents or attorneys-in-fact.
     8.4. Reliance by Common Representative.
          (a) Whenever in the administration of this Agreement, the Common Representative shall deem it necessary or desirable that a factual matter be proved or established in connection with the Common Representative taking, suffering or omitting any action hereunder, such matter may be deemed in the absence of actual knowledge of the Common Representative to the contrary to be conclusively proved or established by a certificate of the Second Priority Indenture Trustee or the First Priority Indenture Trustee, as applicable, to the Common Representative, and such certificate shall be full warrant to the Common Representative for any action taken, suffered or omitted in reliance thereon, subject, however, to the provisions of Section 8.5 hereof.
          (b) The Common Representative may consult with counsel of its selection, and any opinion or advice of counsel shall be full and complete authorization and protection in respect of any action taken or suffered by them hereunder. The Common Representative shall have the right at any time to seek instructions concerning the administration of this Agreement from any court of competent jurisdiction.
          (c) The Common Representative may conclusively rely, and shall be fully protected in acting, upon any resolution, statement, certificate, instrument, opinion, report, notice, request, consent, order, bond or other paper or document (whether in its original or facsimile form) which it in good faith believes to be genuine and to have been signed or presented by the proper party or parties or, in the case of cables, telecopies and telexes, to have been sent by the proper party or parties. In the absence of its gross negligence or willful misconduct, the Common Representative may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Common Representative and conforming to the requirements of this Agreement.
     8.5. Limitations on Duties of Common Representative.
          (a) The Common Representative shall be obligated to perform such duties and exercise the Powers and only such duties and Powers as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Common Representative. The Common Representative shall not be liable with respect to any action taken by it, or omitted to be taken by it, in accordance with the direction of the First Priority Indenture Trustee, the Second Priority Indenture Trustee, or the Beneficial Owners of the Second Priority Securities to the extent such direction is expressly permitted or required in Article 4 hereof.

          (b) Except as herein otherwise expressly provided, the Common Representative shall not be under any obligation to take any action that is discretionary with the Common Representative under the provisions hereof.
     8.6. Resignation and Removal of the Common Representative.
          (a) The Common Representative may at any time, by giving written notice of resignation to the Company, the First Priority Indenture Trustee and the Second Priority Indenture Trustee, be discharged of the responsibilities hereby created, such resignation to become effective upon satisfaction of the following: (i) the appointment of a successor Common Representative that is able to make the representations in Section 1.1 hereof, (ii) the acceptance of such appointment by such successor Common Representative and (iii) the approval of such successor Common Representative evidenced by one or more instruments signed by the First Priority Indenture Trustee and the Second Priority Indenture Trustee. If no successor Common Representative shall be appointed and shall have accepted such appointment within ninety (90) days after the Common Representative gives the aforesaid notice of resignation, the Common Representative, the First Priority Indenture Trustee or the Second Priority Indenture Trustee may apply to any court of competent jurisdiction to appoint a successor Common Representative to act until such time, if any, as a successor Common Representative shall have been appointed as provided in this subsection. Any successor so appointed by such court shall immediately and without further act be superseded by any successor Common Representative appointed as provided in this subsection.
          (b) The First Priority Indenture Trustee and the Second Priority Indenture Trustee, acting jointly may, at any time, remove the Common Representative and appoint a successor Common Representative, such removal to be effective upon the acceptance of such appointment by the successor.
          (c) If at any time the Common Representative shall resign or be removed or otherwise become incapable of acting, or if at any time a vacancy shall occur in the office of the Common Representative for any other cause, a successor Common Representative may be appointed by the First Priority Indenture Trustee and the Second Priority Indenture Trustee, acting jointly. In such event, the powers, duties, authority and title of the predecessor Common Representative shall be terminated and cancelled without procuring the resignation of such predecessor and without any other formality (except as may be required by applicable law) than appointment and designation of a successor in writing duly acknowledged and delivered to the predecessor and the First Priority Indenture Trustee and the Second Priority Indenture Trustee. Such appointment and designation shall be full evidence of the right and authority to make the same and of all the facts therein recited, and this Agreement shall vest in such successor, without any further act, deed or conveyance, all the rights, Powers, trusts, duties, authority and title of its predecessor (subject to the rights of such predecessor pursuant to Sections 7.1, 7.2, and 7.3 hereof); but such predecessor shall, nevertheless, on the written request of the First Priority Indenture Trustee and the Second Priority Indenture Trustee or the successor, execute and deliver an instrument transferring to such successor all the rights, Powers, trusts, duties, authority and title of such predecessor hereunder. Should any deed, conveyance or other instrument in writing from the Company, the Second Priority Indenture Trustee or the Second Priority Collateral Trustee be required by any successor Common Representative for more fully and certainly vesting in such successor the rights, Powers, trusts, duties, authority and title vested or intended to be vested in the predecessor Common Representative, any and all such deeds, conveyances and other instruments in writing shall, on request of such successor, be executed, acknowledged and delivered by the Company, the Second Priority Indenture Trustee or the Second Priority Collateral Trustee, as applicable. If the Company, the Second Priority Indenture Trustee or the Second Priority Collateral Trustee shall not have executed and delivered any such deed, conveyance or other instrument within ten (10) calendar days after it received a written request from the successor Common Representative to do so, the predecessor Common Representative may execute the same on behalf of the Second Priority Indenture Trustee or the Second Priority Collateral Trustee, as applicable. The Second Priority Indenture Trustee, and the Second Priority Collateral Trustee hereby appoint any predecessor Common Representative as its agent and attorney to act for such purposes.
     8.7. Status of Successor. Every successor Common Representative appointed pursuant to subsection 8.6 shall be a an entity in good standing and having power to act as Common Representative under this Agreement and under applicable law, incorporated under the laws of Mexico or any state thereof.
     8.8. Merger of Common Representative. Any corporation into which the Common Representative may be merged, or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Common Representative shall be a party or to which the Common Representative has sold its business substantially as a whole, shall be Common Representative under this Agreement without the execution or filing of any paper or any further act on the part of the parties hereto.
     8.9. Representations of Parties. Any Person which shall be designated as the duly authorized representative of one or more of either the First Priority Indenture Trustee or the Second Priority Indenture Trustee, the Second Priority Collateral Trustee, or the Second Priority Holders to act as such in connection with any matters pertaining to this Agreement shall present to the Common Representative such legal documents as the Common Representative may reasonably require to demonstrate to the Common Representative the authority of such Person to act as the representative of such parties.
ARTICLE 9. TERM
     This Agreement shall be in effect as from the date of its execution before a Mexican Notary Public. Each of the Second Priority Indenture Trustee and the Second Priority Collateral Trustee, each on behalf of itself and the other Second Priority Holders, hereby waive any right, privilege or power it may have under applicable law to revoke this Agreement or any of the provisions of this Agreement. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding. Except as provided below, this Agreement will be discharged and cease to be of further effect upon the Discharge of First Priority Obligations and upon the receipt by the Common Representative from the First Priority Indenture of written certification as to the termination of the Intercreditor Agreement as to the First Priority Indenture Trustee, First Priority Collateral Trustee and the First Priority Holders. In the event the First Priority Obligations are paid in full as a result of a Refinancing of the First Priority Obligations in accordance under the 5.3 of the Intercreditor Agreement, the obligations and indebtedness under such Refinancing shall automatically be treated as First Priority Obligations for all purposes of this Agreement, and the new collateral trustee under the documents evidencing or governing such Refinanced obligations and indebtedness (the “Refinancing Documents”) shall be the First Priority Collateral Trustee for all purposes of this Agreement. Upon receipt of a notice (the “New First Priority Debt Notice”) stating that the Company has entered into Refinancing Documents (which notice shall include the identity of the new collateral trustee (such agent, the “New Agent”)), the Second Priority Collateral Trustee, the Second Priority Indenture Trustee, and the Company shall promptly (a) enter into such documents and agreements (including amendments, supplements or amendments and restatements of and to this Agreement) as such New Agent shall reasonably request in order to provide to the New Agent the rights, privileges, powers and remedies contemplated hereby, in each case consistent in all material respects with the terms of this Agreement. The New Agent shall agree in a writing addressed to the Second Priority Collateral Trustee and the Second Priority Claimholders to be bound by the terms of this Agreement.
ARTICLE 10. REPORTS
     The Common Representative shall render accounts in writing to the Second Priority Indenture Trustee and the Second Priority Collateral Trustee and to the First Priority Indenture Trustee within 15 business days following the end of each calendar quarter for all acts, if any, executed under this Common Representative Agreement within such calendar quarter.
ARTICLE 11. MISCELLANEOUS
     11.1. Directions, Notices, etc. Unless otherwise specifically provided for in this Agreement, any demand, request, direction, communication or notice from the parties hereunder to the Common Representative shall be sufficient if signed by an officer or legal representative of the party concerned. Any demand, request, direction, or notices or other communications required or permitted hereunder shall be in writing, be in the form prescribed in this Agreement, and contain the information required under this Agreement, and shall be sufficiently given or delivered if made by hand delivery, by telex, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:
if to the Common Representative:
Banco Invex, S.A., Institutión de Banca Múltiple, Invex Grupo Financiero
Torre Esmeralda I
Avila Camacho 40-9
Lomas de Chapultepec
11000 México, D.F.
Attention: Trust Department
Mr. Luis Enrique Estrada Rivero
Mr. Mauricio Rangel

Telephone: (52)(55) 5350 3333/91788888
Facsimile: (52)(55) 5350 3399
if to the Second Priority Indenture Trustee:
Wells Fargo Bank, National Association
Corporate Trust
Sixth Street and Marquette Avenue
MAC N 9303-120
Minneapolis, MN 55479
Attention: Corporate Trust
Telephone: 612.667.2344
Facsimile: 612.667.9825
if to the Second Priority Collateral Trustee:
Wells Fargo Bank, National Association
Corporate Trust
Sixth Street and Marquette Avenue
MAC N 9303-120
Minneapolis, MN 55479
Attention: Corporate Trust
Telephone: 612.667.2344
Facsimile: 612.667.9825
if to the First Priority Indenture Trustee:
HSBC Bank USA, National Association
10 East 40th Street
New York, NY 10016
USA
Attention: Stephen Ferrera, Vice President, International Finance
Telephone: 212.525.7456
Facsimile: 212.525.1300

if to the Company:
Satélites Mexicanos, S.A. de C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
Mèxico D.F. 11200
MEXICO
Attention: Cynthia Pelini Addario
Telephone: (52)(55)2629-5808
Facsimile: (52)(55)2629-5895
          Any party, by notice to each other party, may designate additional or different addresses as shall be furnished in writing by such party. Any demand, request, direction, communication or notice to any party shall be deemed to have been given or made as of the date so delivered, if personally delivered or delivered by an internationally recognized overnight courier; when receipt is acknowledged, if telecopied; and five (5) Business Days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).
     11.2. Table of Contents, Headings, Etc. The Table of Contents and headings of the Articles and the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof for any other purpose, and shall in no way modify or restrict any of the terms or provisions hereof or be given any substantive effect.
     11.3. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF MEXICO, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.
     11.4. Jurisdiction and Venue. This Agreement is executed in accordance with and is intended to be construed under the laws of México. The parties hereby expressly and irrevocably submit to the exclusive jurisdiction of the competent courts sitting in Mexico City, Federal District, Mexico, and waive to any other court of forum that may correspond to them by virtue of their domiciles, whether present or future, or otherwise.
     11.5. No Partnership. Notwithstanding any provision of this Agreement, the parties hereunder do not intend to create hereby any joint venture, partnership, or association taxable as a corporation, or other entity for the conduct of any business for profit. The parties hereunder agree timely to take all voluntary action as may be necessary to be excluded from treatment as a partnership and, if it should appear that one or more changes to this Agreement would be required in order to prevent the creation of such a business entity, the parties agree to negotiate promptly in good faith with respect to such changes.

     11.6. Counterparts. This Agreement may be executed simultaneously in five (5) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     11.7. Authorization. By its signature, each Person executing this Agreement hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement.
     11.8. Amendments; Waivers. No amendment, modification or waiver of any of the provisions of this Agreement shall be deemed to be made unless the same shall be in writing signed on behalf of each party hereto or its authorized agent; and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights, privileges, powers or remedies of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. Notwithstanding the foregoing, the Company shall not have any right, privilege or power to consent to or approve any amendment, modification or waiver of any provision of this Agreement, except to the extent such amendment, modification or waiver affects the rights or obligations of the Company under this Agreement.
     11.9. Severability. If any provision of this Agreement shall be determined to be unenforceable, void or otherwise contrary to law, such condition shall in no manner operate to render any other provision of this Agreement unenforceable, void or contrary to law, and this Agreement shall continue in force in accordance with the remaining terms and provisions hereof, unless such condition invalidates the purpose or intent of this Agreement. In the event that any of the provisions of this Agreement, or portions or applications thereof, are held unenforceable or invalid by any court of competent jurisdiction, the parties hereunder shall negotiate in good faith to attempt to implement an equitable adjustment in the provisions of this Agreement with a view toward giving full effect to the purposes of this Agreement by replacing the provision that is unenforceable, void, or contrary to law with a valid provision, the economic or procedural effect of which comes as close as possible to that of the provision that has been found to be unenforceable, void, or contrary to law.
     11.10. Successors and Assigns. All the rights, benefits, duties, liabilities and obligations of the parties hereto shall inure to the benefit of and be binding upon each party’s respective successors and assigns.
     11.11. Integration. This Agreement represents the entire understanding between the parties hereunder in relation to the subject matter hereof, and supersedes any and all previous agreements, arrangements or discussions between the parties (whether written or oral) in respect of the subject matter hereof. In addition, any representations and warranties by the parties related to obligations to be performed hereunder shall be as set forth in this Agreement.
     11.12. Conflicts. In the event of any conflict between the provisions of this Agreement and the provisions of any First Priority Document, any Second Priority Document, or the Intercreditor Agreement, the provisions of this Agreement shall govern and control.

     11.13. Preparation. This Agreement was negotiated and prepared by the parties hereto with advice of counsel to the extent deemed necessary by each party, and was not prepared by any party to the exclusion of the other, and, accordingly, should not be construed against either party by reason of its preparation.
     11.14. Survival. The applicable provisions of this Agreement shall continue in effect after the expiration of the stated term hereof, to the extent necessary to provide for final billing and adjustment, and to make other appropriate settlements hereunder.
     11.15. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. No waiver of any provision hereof shall be effective unless made in writing. The rights, remedies, powers and privileges therein provided are cumulative and not exhaustive of any rights, remedies, powers or privileges provided by law.
     11.16. Third Party Beneficiaries. This Agreement and the rights, privileges, Powers and benefits hereof shall inure to the benefit of, and be binding upon, each of the parties hereto and its respective successors and assigns and shall inure to the benefit of, and be binding upon, each of the First Priority Indenture Trustee, the Second Priority Collateral Trustee, the Second Priority Indenture Trustee and the other Second Priority Holders. Except for the First Priority Holders and the Second Priority Holders, who are hereby expressly made third-party beneficiaries of this Agreement, this Agreement shall be solely for the benefit of the parties to this Agreement, and no other Person or entity shall be a third-party beneficiary hereof.
     11.17. Trustees.
     (a) Without limiting any rights of the First Priority Indenture Trustee, the Second Priority Collateral Trustee, or the Second Priority Indenture Trustee under this Agreement: (i) the First Priority Indenture Trustee shall be entitled with regard to their respective acts and omissions hereunder to the same rights, protections, privileges, immunities, and indemnities from the Company and the other First Priority Claimholders as the First Priority Indenture Trustee would be entitled from the Company and the other First Priority Claimholders under the other First Priority Documents, including, without limitation, rights, protections, privileges, immunities, and indemnities regarding any amendments, modifications, waivers, or supplements hereunder, and (ii) the Second Priority Collateral Trustee and the Second Priority Indenture Trustee shall be entitled with regard to their respective acts and omissions hereunder to the same rights, protections, privileges, immunities, and indemnities from the Company and the other Second Priority Claimholders as the Second Priority Collateral Trustee and Second Priority Indenture Trustee would be entitled from the Company and the other Second Priority Claimholders under the other Second Priority Documents, including, without limitation, rights, protections, privileges, immunities, and indemnities regarding any amendments, modifications, waivers, or supplements hereunder.
     (b) Notwithstanding any other provision of this Agreement, each of the First Priority Collateral Trustee, the First Priority Indenture Trustee, the Second Priority Collateral Trustee,

and the Second Priority Indenture Trustee may enforce against the Company and against any Restricted Subsidiary and may otherwise defend and protect any right that the applicable trustee may have under any other First Priority Document or Second Priority Document, as applicable, or applicable law to collect its own fees, costs, and expenses from the Company or from such Restricted Subsidiary, provided, however, that this sentence shall not permit the Second Priority Collateral Trustee or the Second Priority Indenture Trustee to enforce any rights in or take any action against the Second Priority Collateral or proceeds thereof unless otherwise expressly permitted under this Agreement.
     11.18. Release of Personal Liability. By execution of this Agreement, each of the Common Representative, the Second Priority Indenture Trustee, the Second Priority Collateral Trustee and the First Priority Indenture Trustee acknowledge and agree that none of the members of the Board of Directors, officers or representatives of the Company shall have or assume any liability in respect of the Company’s obligations arising from the execution of this Agreement under the provisions of Article 233, in relation with Article 229, paragraph (V), of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles). Consequently, each such person is released from such liability, with the broadest release that may be granted pursuant to applicable law, without any of the Common Representative, the Second Priority Indenture Trustee, the Second Priority Collateral Trustee or the First Priority Indenture Trustee reserving any action against them for such liability, which is hereby expressly and irrevocably waived.
[SIGNATURE PAGE FOLLOWS]

SIGNATURES
          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

COMMON REPRESENTATIVE Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero
By:
Name:
Title:

By:
Name:
Title:

SECOND PRIORITY INDENTURE TRUSTEE Wells Fargo Bank, National Association
By:
Name:
Title:

SECOND PRIORITY COLLATERAL TRUSTEE Wells Fargo Bank, National Association
By:
Name:
Title:

FIRST PRIORITY INDENTURE TRUSTEE HSBC Bank USA, National Association
By:
Name:
Title:

THE COMPANY Satélites Mexicanos, S.A. de C.V.
By:
Name:
Title:

Exhibit A: Form of First Priority Holder Direction
FIRST PRIORITY HOLDER DIRECTION
     Reference is hereby made to that certain Irrevocable Common Representative Agreement, dated as of November 30, 2006 (the “Agreement”), among Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (the “Common Representative”), Wells Fargo Bank, National Association, as Second Priority Collateral Trustee and Second Priority Indenture Trustee (collectively, the “Second Priority Trustee”), HSBC Bank USA, National Association, as First Priority Indenture Trustee, and Satélites Mexicanos, S.A. de C.V. (the “Company”). Capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Agreement.
     The [First Priority Indenture Trustee][First Priority Collateral Trustee][the Beneficial Holders of the First Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the First Priority Securities] hereby direct(s) the Common Representative, pursuant tc the Powers granted to and vested in the Common Representative under Section 4.4(a) of the Agreement, and subject to Section 4.4(b) of the Agreement, to release, on behalf of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders, the Liens and security interests in the Second Priority Collateral described on Annex I hereto to the extent they secure or purport to secure any Second Priority Obligations.
     The undersigned hereby certifie(s) that the foregoing Lien and security interests are being released with respect to Second Priority Collateral pursuant to Sections 5.1 (a) or (b) of the Intercreditor Agreement.
     IN WITNESS WHEREOF, I have hereunto set my hand as of the ___ day of                      , 200_.

[ ]

By:
Name:
Title:

Exhibit B: Form of Second Priority Holder Direction
SECOND PRIORITY HOLDER DIRECTION
     Reference is hereby made to that certain Irrevocable Common Representative Agreement, dated as of November 30, 2006 (the “Agreement”), among Banco Invex, S.A., Institutión de Banca Múltiple, Invex Grupo Financiero (the “Common Representative”), Wells Fargo Bank, National Association, as Second Priority Collateral Trustee and Second Priority Indenture Trustee (collectively, the “Second Priority Trustee”), HSBC Bank USA, National Association, as First Priority Indenture Trustee, and Satélites Mexicanos, S.A. de C.V. (the “Company”). Capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Agreement.
     The [Second Priority Indenture Trustee][the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities] hereby direct(s) the Common Representative, pursuant to the Powers granted to and vested in the Common Representative under Section 4.4(a) of the Agreement, to release, on behalf of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders, the Liens and security interests in the Second Priority Collateral described on Annex I hereto to the extent they secure or purport to secure any Second Priority Obligations.
     [The Second Priority Indenture Trustee hereby certifies that the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities have consented to the execution and delivery of this Second Priority Holder Direction by the Second Priority Indenture Trustee.]
     IN WITNESS WHEREOF, I have hereunto set my hand as of the ___ day of                     , 200_.

[ ]

By:
Name:
Title:

Exhibit C: Form of Proof of Claim
PROOF OF CLAIM FORM
     The completed Proof of Claim form, together with all information necessary for submitting, filing and proving such Proof of Claim under Mexican Law, shall (A) comply with the applicable provisions of the Concursos Law, (B) be substantially in the form authorized by the IFECOM (a copy of which is attached hereto as Schedule 1, as amended from time to time), and (C) state: (i) that the Second Priority Indenture Trustee is acting for the benefit of the Second Priority Holders and other holders of beneficial interests in Second Priority Securities issued in the form of global securities; (ii) that certain of the holders of beneficial interests in the Second Priority Securities issued in the form of global securities may own and hold their beneficial ownership through the indirect holdings system managed by a depository trust company permitted under the Second Priority Indenture; (iii) that, pursuant to the Second Priority Indenture, the Second Priority Indenture Trustee is empowered, authorized and entitled to file and prove the claim for and on behalf of the holders of the Second Priority Securities issued in the form of global securities and other holders of beneficial interests in Second Priority Securities, and is empowered, authorized and entitled to take certain other legal actions in this proceeding for and on their behalf; and (iv) that, to the extent permitted under applicable Mexican law, the Second Priority Indenture Trustee reserves, for and on behalf of the Second Priority Holders and other holders of beneficial interests in Second Priority Securities, any rights that a Second Priority Holder or other holder of a beneficial interest in Second Priority Securities may have, under applicable law, to participate individually in the concurso proceeding on account of its interest in the Second Priority Securities, provided that such individual participation is consistent with and permissible under this Agreement. Each Proof of Claim shall also acknowledge and preserve each of the Common Representative’s Powers granted to and vested in it pursuant to this Agreement.

Exhibit D: Form of Proof of Claim Direction
DIRECTION TO FILE PROOF OF CLAIM
     Reference is hereby made to that certain Irrevocable Common Representative Agreement, dated as of November 30, 2006 (the “Agreement”), among Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (the “Common Representative”), Wells Fargo Bank, National Association, as Second Priority Collateral Trustee and Second Priority Indenture Trustee (collectively, the “Second Priority Trustee”), HSBC Bank USA, National Association, as First Priority Indenture Trustee, and Satélites Mexicanos, S.A. de C.V. (the “Company”). Capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Agreement.
     Pursuant to Section 4.1(c) of the Agreement, the [Second Priority Indenture Trustee] [the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities] hereby direct(s) the Common Representative, pursuant to the Powers granted to and vested in the Common Representative under Section
4.1(a) of the Common Representative Agreement, to submit, file and prove the completed proof of claim attached hereto as Annex I, with all information necessary for submitting, filing and proving such Proof of Claim under Mexican Law, and all such other required documents and instruments necessary for filing such Proof of Claim (collectively, the “Proof of Claim”), in the concurso proceeding (concurso mercantil) of                                          pending before the                                           Court in the Federal District (the “District Court”) under file number                    , by delivery to                      on or before                     , 20___, at                      a.m./p.m. (Mexico City time).
     The undersigned hereby certifies that the Proof of Claim complies and is consistent with the terms of the Agreement and acknowledges and preserves each of the Common Representative’s Powers granted to and vested in it pursuant to the Agreement. [The Second Priority Indenture Trustee hereby certifies that the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities have consented to the execution and delivery by the Second Priority Indenture Trustee of this Direction to File Proof of Claim.]
     IN WITNESS WHEREOF, I have hereunto set my hand as of the ___ day of                     , 200_.

[ ]

By:
Name:
Title:

Exhibit E: Form of Voting Rights Direction
SECOND PRIORITY HOLDER DIRECTION TO ACCEPT REORGANIZATION PLAN
     Reference is hereby made to that certain Irrevocable Common Representative Agreement, dated as of November 30, 2006 (the “Agreement”), among Banco Invex, S.A., Institutión de Banca Múltiple, Invex Grupo Financiero (the “Common Representative”), Wells Fargo Bank, National Association, as Second Priority Collateral Trustee and Second Priority Indenture Trustee (collectively, the “Second Priority Trustee”), HSBC Bank USA, National Association, as First Priority Indenture Trustee, and Satélites Mexicanos, S.A. de C.V. (the “Company”). Capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Agreement.
     Pursuant to Section 4.2(b) of the Agreement, the [Second Priority Indenture Trustee][the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities] hereby direct(s) the Common Representative, pursuant to the Powers granted to and vested in the Common Representative under Section 4.2(a) of the Agreement, to vote in favor of, execute and otherwise accept, and deliver, or behalf and for the benefit of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders) and the Second Priority Holders, as “recognized creditors” (acreedores reconocidos) or otherwise under the Concursos Law, the plan or agreement of reorganization (convenio concursal) attached hereto as Annex I in the concurso proceeding (concurso mercantil) of                                          pending before the                      Court in the Federal District (the “District Court”) under file number                     .
     [The Second Priority Indenture Trustee hereby certifies that the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities have consented to the execution and delivery by the Second Priority Indenture Trustee of this Second Priority Holder Direction to Accept Reorganization Plan.]
     IN WITNESS WHEREOF, I have hereunto set my hand as of the ___ day of ___, 200_.

[ ]

By:
Name:
Title:

Exhibit F: Form of Veto Rights Direction
SECOND PRIORITY HOLDER DIRECTION
TO EXERCISE VETO RIGHTS
     Reference is hereby made to that certain Irrevocable Common Representative Agreement, dated as of November 30, 2006 (the “Agreement”), among Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (the “Common Representative”), Wells Fargo Bank, National Association, as Second Priority Collateral Trustee and Second Priority Indenture Trustee (collectively, the “Second Priority Trustee”), HSBC Bank USA, National Association, as First Priority Indenture Trustee, and Satélites Mexicanos, S.A. de C.V. (the “Company”). Capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Agreement.
     Pursuant to Section 4.3(b) of the Agreement, the [Second Priority Indenture Trustee] [the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities] hereby direct(s) the Common Representative, pursuant to the Powers granted to and vested in the Common Representative under Section 4.3(a) of the Agreement, to veto and object to, on behalf and for the benefit of the Second Priority Indenture Trustee (on its behalf and on behalf of the Second Priority Holders), the Second Priority Collateral Trustee (on its behalf and on behalf of the Second Priority Holders), and the Second Priority Holders, as common or unsecured “recognized creditors” (acreedores reconocidos comunes] or otherwise under the Concursos Law, the plan or agreement of reorganization (convenio concursal) attached hereto as Annex I (the “Plan”) in the concurso proceeding (concurso mercantil) of                      pending before the                      Court in the Federal District (the “District Court”) under file number                     .
     [The Second Priority Indenture Trustee hereby certifies that the Beneficial Holders of the Second Priority Securities who hold in the aggregate more than fifty percent (50%) of the outstanding principal amount of the Second Priority Securities have consented to the execution and delivery by the Second Priority Indenture Trustee of this Second Priority Holder Direction to Exercise Veto Rights.]
     IN WITNESS WHEREOF, I have hereunto set my hand as of the ___ day of ___ , 200_.

[ ]

By:
Name:
Title:

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Exhibit G: Common Representative’s fees
a) Fees for the acceptance of the appointment as Common Representative: The amount of $75,000.00 Pesos (seventy five thousand Pesos 00/100, Mexican currency), plus the corresponding Value Added Tax (VAT), payable in a sole disbursement at the date of execution of the Agreement.
b) Fees for the Administration: The annual amount or partial annual amount of $135,000.00 Pesos (one hundred thirty five thousand Pesos 00/100, Mexican currency), plus the corresponding VAT, payable in advance semesters.
c) Fees for the exercise of the Powers (Mandato): The amount of $50,000.00 Pesos (fifty thousand Pesos 00/100, Mexican currency), plus the corresponding VAT, for each event.
d) Fees for the Amendments to the Agreement: The amount of $5,000.00 Pesos (five thousand Pesos 00/100, Mexican Currency), plus the corresponding VAT, for each event. Amendments to the Agreement shall mean any amendments to the Agreement in which an amendment agreement must be executed without amending or modifying the original scope set forth in the Agreement.
e) Fees for the granting of powers of attorney: The amount of $2,000.00 Pesos (two thousand Pesos 00/100, Mexican currency), plus the corresponding VAT, for each instrument executed by the Common Representative.
f) Fees for the execution of public deeds or instruments or private documents by the Common Representative: The amount of $2,500.00 Pesos (two thousand five hundred Pesos 00/100, Mexican currency), plus the corresponding VAT.
g) Fees for the execution of acts different from the above mentioned shall be fixed by the Common Representative considering the conditions and terms on a case-by-case basis, which shall be no less than $2,000.00 Pesos (two thousand pesos 00/100, Mexican currency).

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h) Fees described in paragraphs b), c) d) e) and f) above shall be annually adjusted taking into account the Unit of Investment (Unidad de Inversión or UDI) published by the Mexican Central Bank (Banco de México) at the Official Gazette of the Federation (Diario Oficial de la Federatión).

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